As filed with the Securities and Exchange Commission on February 26, 2001

                                                    File No. 70-9847

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                --------------------------------------------
                              AMENDMENT NO. 1
                                     TO
                    FORM U-1 APPLICATION OR DECLARATION
                                   UNDER
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                --------------------------------------------

                             WCB Holding Corp.
                           700 Universe Boulevard
                         Juno Beach, Florida 33408

   FPL Group, Inc.                            Entergy Corporation
   (and subsidiaries identified on            (and subsidiaries identified on
   signature page)                            signature page)
   700 Universe Boulevard                     639 Loyola Avenue
   Juno Beach, Florida 33408                  New Orleans, Louisiana 70113

            (Name of company or companies filing this statement
                and address of principal executive offices)
                --------------------------------------------
                             WCB Holding Corp.
                           700 Universe Boulevard
                         Juno Beach, Florida 33408
(Name of registered holding company parent of each applicant or declarant)
                --------------------------------------------

     Dennis P. Coyle, Esq.           Michael G. Thompson, Esq.
     General Counsel and Secretary   Senior Vice President, General Counsel
     FPL Group, Inc.                 Entergy Corporation
     700 Universe Boulevard          639 Loyola Avenue
     Juno Beach, Florida 33408       New Orleans, Louisiana 70113

                 (Name and addresses of agents for service)
                --------------------------------------------
   The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:


R. Wade Litchfield            Clifford M. (Mike) Naeve, Esq.      Denise C. Redmann
FPL Group, Inc.               William S. Scherman, Esq.           Mark W. Hoffman
700 Universe Boulevard        Judith A. Center, Esq.              Entergy Services, Inc.
Juno Beach, FL 33408          W. Mason Emnett, Esq.               639 Loyola Avenue
                              William C. Weeden                   New Orleans, LA 70113
                              Skadden, Arps, Slate,
                              Meagher & Flom LLP
William T. Baker, Jr.         1440 New York Avenue, N.W.          Thomas C. Havens
Thelen, Reid & Priest LLP     Washington, D.C.  20005             Winston & Strawn
40 West 57th Street                                               200 Park Avenue
New York, NY 10019                                                New York, NY 10166


            WCB Holding, Inc., FPL Group, Inc., on behalf of itself and its subsidiaries, and Entergy Corp., on behalf of itself and its subsidiaries, hereby amend and restate their Application/Declaration on Form U-1 in File No. 70-9847 as follows:



                             Table of Contents
                                                                  Page

Item 1.     Description of Proposed Merger..........................2
      A.    Description of the Parties to the Merger................2
            1. FPL Group and its subsidiaries.......................2
            2. Entergy and its Subsidiaries.........................4
      B.    Description of the Merger..............................14
            1. Reasons for the Merger..............................14
            2. The Merger Agreement................................15
            3. Background and Negotiations Leading to the Merger...18
      C.    Management Following the Merger........................19
      D.    Financing Relating to the Merger.......................20
      E.    Service Company Arrangements...........................21
            1. WCB Services and WCB Enterprises....................21
            2. WCB Operations......................................23
            3. Interim Service Arrangements........................26
            4. Other Services......................................28

Item 2.     Fees, Commissions and Expenses.........................30

Item 3.     Applicable Statutory Provisions........................30
      A.    Acquisition of Public Utilities and Retention of
            Other Businesses.......................................31
            The Standards of Section 10............................33
            1. Section 10(b).......................................33
            2. Section 10(c).......................................45
            3. Section 10(f).......................................71
      B.    Financing in Connection with the Merger................71
      C.    Arrangements for Provision of Services
            and Related Authorizations.............................71
      D.    Post-Registration Financing............................71

Item 4.     Regulatory Approval....................................72

Item 5.     Procedure..............................................72

Item 6.     Exhibits and Financial Statements......................73

Item 7.     Information as to Environmental Effects................78




           Introduction and Request for Commission Action

            Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "Act"), this Application requests that the Securities and Exchange Commission (the "Commission") approve the acquisition by WCB Holding Corp. ("WCB Holding" or the "Merged Company"), a company not currently subject to the Act, of all of the capital stock of FPL Group, Inc. ("FPL Group"), an exempt intrastate holding company under the Act, and Entergy Corporation ("Entergy"), a registered public utility holding company under the Act, through the merger of FPL Group and Entergy (the "Merger") into subsidiaries of WCB Holding. Under the terms of a merger agreement between FPL Group, Entergy, and the merger-related subsidiaries, Ranger Acquisition Corp. ("Ranger"), a subsidiary of WCB Holding, will merge into FPL Group with FPL Group being the surviving corporation and Ring Acquisition Corp. ("Ring"), a subsidiary of WCB Holding, will merge into Entergy with Entergy being the surviving corporation. Upon completion of the Merger, the holders of FPL Group common stock and Entergy common stock will together own all the outstanding shares of common stock of WCB Holding and WCB Holding will, in turn, own all of the outstanding shares of common stock of the surviving corporation in the merger of FPL Group and Ranger Acquisition Corp. and all of the outstanding shares of common stock of the surviving corporation in the merger of Entergy and Ring Acquisition Corp. Following the consummation of the Merger, Entergy will remain a registered holding company under the Act, and the Merged Company will register with the Commission as a registered holding company pursuant to Section 5 of the Act. (FPL Group, Entergy, the Merged Company, and the other subsidiaries of these companies identified on the signature page are referred to herein as "Applicants").

            This Application also seeks confirmation that FPL Group and Entergy Gulf States, Inc. ("Entergy Gulf States") retain their status as exempt public utility holding companies after the Merger, as well as authorizations under Section 13 of the Act for the provision of various services by and for associate companies within the post-merger system. Finally, this Application seeks authorization for the issuance by the WCB Holding of certain securities associated with the consummation of the Merger and interim financing of the Merged Company.

            The combination of FPL Group and Entergy, two well-run energy companies, will result in a financially strong and competitive energy company. A key motivating factor for the proposed Merger is the shared vision by the senior managements of both FPL and Entergy concerning the changes that are occurring in the utility industry and actions needed to respond effectively to those changes. The Merger will produce substantial benefits to the public, consumers, and investors and will meet all the applicable standards of the Act. The Applicants anticipate the nominal dollar value of synergies from the Merger to be in excess of $1.7 billion over a 10-year period.

            The Form S-4 for the Merger, attached as Exhibit C-1 hereto and incorporated by reference, was filed with the Commission on August 25, 2000, as amended on October 16, 2000 and November 3, 2000, and was declared effective by the Commission on November 8, 2000. The Merger is conditioned, among other things, upon (1) approval by shareholders of FPL Group and Entergy (which approvals were obtained on December 15, 2000); (2) approval by the Commission; (3) approval or support of the Merger by state and certain municipal utility regulators in Arkansas, Louisiana (including the City of New Orleans), Mississippi, and Texas; (4) approval by the Federal Energy Regulatory Commission ("FERC") and the Nuclear Regulatory Commission ("NRC"); and (5) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) (the "HSR Act").

            The Applicants request expedited treatment of this Application so that, upon receipt of other regulatory approvals, the parties will be in a position to consummate the Merger promptly. Based on the anticipated receipt of these other regulatory approvals, the Applicants request that the Commission issue an order authorizing the Merger by September 1, 2001. Unless otherwise indicated, all financial information set forth herein is for the fiscal year ended December 31, 1999. The Applicants also will file in the near future an application seeking authority for post-merger financing activities of the Applicants.

Item 1.           Description of Proposed Merger.

A.    Description of the Parties to the Merger.

      1.    FPL Group and its subsidiaries.

            FPL Group is a public utility holding company incorporated in the State of Florida and currently is exempt from regulation by the Commission, except for Section 9(a)(2), pursuant to Section 3(a)(1) of the Act and Rule 2 thereof. FPL Group principally engages in the generation, transmission, and distribution of electricity through its wholly-owned subsidiary, Florida Power & Light Company ("FPL"). FPL Group engages in additional energy-related businesses through its wholly-owned subsidiary, FPL Group Capital Inc, which is described more fully in Exhibit H-1.

            The common stock of FPL Group, with a par value of $0.01 per share ("FPL Group Common Stock"), is listed on the New York Stock Exchange (the "NYSE"), under the symbol FPL. As of the close of business on October 31, 2000, there were 176,221,289 shares of FPL Group Common Stock issued and outstanding.

            For the nine months ended September 30, 2000, FPL Group's operating revenues on a consolidated basis were approximately $5.2 billion, of which approximately $437 million were attributable to non-utility activities. Consolidated assets of FPL Group and its subsidiaries as of September 30, 2000, were approximately $14.9 billion, of which approximately $7.9 billion consisted of net electric utility plant and equipment. For the nine months ended September 30, 2000, FPL Group's consolidated net income was $639 million.

            FPL Group's principal executive office is located at 700 Universe Boulevard, Juno Beach, Florida 33408. FPL Group and its subsidiaries have approximately 10,700 employees, of which approximately 9,800 are employed by FPL.

            More detailed information concerning FPL Group and its subsidiaries is contained in FPL Group's Annual Report on Form 10-K for the year ended December 31, 1999 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000, which are incorporated herein by reference as Exhibits FS-1 through FS-4, respectively.

            a.    FPL

            FPL, a public utility incorporated in the State of Florida in 1925, provides electric service to approximately 3.8 million retail customers throughout most of the east and lower west coasts of Florida. A map of FPL's electric service area is attached at Exhibit E-1. FPL also sells wholesale electric power.

            Currently, FPL has 18,649 MW of available capacity during the summer, of which 16,444 MW are available from FPL-owned generating facilities and 2,205 MW are available from purchased power contracts. For the year ended December 31, 1999, FPL's utility operating revenues on a consolidated basis were approximately $6.1 billion, resulting in net income available to FPL Group of approximately $576 million. FPL had total assets as of December 31,1999 of $10.6 billion of which $8.0 billion represented net electric utility plant.

            FPL's retail operations are regulated by the Florida Public Service Commission (the "Florida PSC"), which has jurisdiction over retail rates, service territory, issuances of securities, planning, siting and construction of facilities and other matters. In addition, FPL is subject to regulation by the FERC under the Federal Power Act with respect to rates for the sale of electricity for resale, the terms and conditions for providing interstate electric transmission service, and other matters. FPL's nuclear power plants also are subject to the jurisdiction of the NRC, which regulates the granting of licenses for the construction and operation of nuclear power plants and subjects such power plants to continuing review and regulation.

            In response to regulatory requirements of the FERC, FPL intends to transfer its FERC-jurisdictional transmission assets to GridFlorida, LLC, an independent transmission company. If it appears this transfer will be consummated after approval of the Merger and registration of the Merged Company as a holding company pursuant to Section 5 of the Act, Applicants will make an additional filing requesting Commission authorization of FPL's transfer of utility assets.

            b.    Non-Utility Subsidiaries

            FPL Group is engaged in various non-utility businesses, including energy-related and telecommunications businesses through a number of wholly-owned subsidiaries. Each of these non-utility subsidiaries are described in Exhibit H-1 hereto.

      2.    Entergy and its Subsidiaries

            a.    Entergy

            Entergy, a Delaware corporation, is a registered public utility holding company under the Act. Through its subsidiaries, Entergy engages principally in the following businesses: domestic utility operations, power marketing and trading, global power development, and domestic non-utility nuclear operations.

            The common stock of Entergy, with a par value of $0.01 per share ("Entergy Common Stock"), is listed on the NYSE, under the symbol ETR. As of the close of business on October 31, 2000, there were 219,596,299 shares of Entergy Common Stock issued and outstanding.

            For the nine months ended September 30, 2000, Entergy's operating revenues on a consolidated basis were approximately $7.4 billion, of which approximately $1.9 billion were attributable to non-utility activities. Consolidated assets of Entergy and its subsidiaries as of September 30, 2000, were approximately $24.0 billion, of which approximately $20.6 billion consisted of regulated utility assets. For the nine months ended September 30, 2000, Entergy's consolidated net income was $661 million.

            Entergy's principal executive office is located at 639 Loyola Avenue, New Orleans, Louisiana 70113. Entergy and its subsidiaries have approximately 12,375 employees, of which approximately 8,340 are employed by Entergy's regulated utility subsidiaries.

            More detailed information concerning Entergy and its subsidiaries is contained in Entergy's Annual Report on Form 10-K for the year ended December 31, 1999, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000, which are incorporated herein by reference as Exhibits FS-6 through FS-9, respectively. Reference is also made to Item 1.A.2.e below for information regarding the proposed transfer of Entergy's transmission assets to an independent transmission company (the "Transco") and the corporate restructuring of Entergy Gulf States.

            b.    Domestic Public Utilities

            Entergy has five wholly-owned domestic retail electric utility subsidiaries, which are described in greater detail below. These electric utilities provide retail electric service to approximately 2.5 million customers. In addition, Entergy, through its subsidiaries provides natural gas utility service in several areas in Louisiana. A map of Entergy's electric and natural gas service areas is attached as Exhibit E-2. Entergy also has two other public utility subsidiaries that sell power at wholesale, and an additional public utility subsidiary that operates the Entergy System's nuclear-fueled electric generating facilities.

            For the nine months ended September 30, 2000, Entergy's electric utility operating revenues on a consolidated basis were approximately $5.4 billion and Entergy's natural gas utility operating revenues on a consolidated basis were approximately $96.1 million. As of September 30, 2000, Entergy had total electric utility plant assets of $15.8 billion and had total natural gas utility plant assets of $93.1 million.

                  i.    Entergy Arkansas

            Entergy Arkansas, Inc. ("Entergy Arkansas"), an Arkansas corporation with its principal office at 425 West Capitol Avenue, 40th Floor, Little Rock, Arkansas 72201, is a regulated public utility engaged in the generation, distribution, and sale of electricity, serving approximately 638,000 customers in Arkansas. Entergy Arkansas holds exclusive franchises to provide electric service in approximately 300 incorporated cities and towns in Arkansas. These franchises are unlimited in duration and continue unless the municipalities purchase the utility property or the municipality exercises termination rights as a result of a breach by Entergy Arkansas.

            Entergy Arkansas owns fossil fuel, nuclear, gas turbine, internal combustion and hydro generating stations with a total capability of 4,691 MW. For the nine months ended September 30, 2000, Entergy Arkansas' operating revenues were approximately $1.3 billion, resulting in a net income of approximately $118.2 million. As of September 30, 2000, Entergy Arkansas had total assets of $4.1 billion.

            Entergy Arkansas is subject to regulation by the Arkansas Public Service Commission (the "Arkansas PSC"). Arkansas regulation includes the authority to oversee utility service, set rates, determine reasonable and adequate service, require proper accounting, control leasing, control the acquisition or sale of any public utility plant or property constituting an operating unit or system, set rates of depreciation, issue certificates of convenience and necessity, issue certificates of environmental compatibility and public need, and regulate the issuance and sale of certain securities. In addition, Entergy Arkansas is subject to regulation by the FERC under the Federal Power Act with respect to rates for the sale of electricity for resale, the terms and conditions for providing interstate electric transmission service, and other matters, and regulation by the NRC with regard to the licensing and operation of its nuclear power plants.

            Entergy Arkansas also owns a 47.6% interest in the Arklahoma Corporation, which holds transmission facilities leased back to Entergy Arkansas and other Arklahoma owners. For the year ended December 31, 1999, Arklahoma had no operating revenues. As of December 31, 1999, Arklahoma had total assets of $439,000.

                  ii.   Entergy Gulf States

            Entergy Gulf States is a Texas corporation with its principal office in Beaumont, Texas, and is a public utility holding company exempt from registration pursuant to Section 3(a)(2) of the Act and Rule 2 thereof. Entergy Gulf States is engaged directly in the generation, distribution, and sale of electricity and the distribution of natural gas in portions of eastern Texas and western Louisiana. Entergy Gulf States provides retail electric service to approximately 669,000 customers in Texas and Louisiana and local gas distribution service to approximately 89,000 customers in the area in and around Baton Rouge, Louisiana. Reference is made to Item 1.A.2.e. below for information on the proposed restructuring of Entergy Gulf States.

            Entergy Gulf States is a public utility holding company by virtue of its ownership of GSG&T, Inc., a Texas corporation and wholly-owned subsidiary of Entergy Gulf States.1 GSG&T, Inc., is a special purpose subsidiary formed to hold Entergy Gulf States' interest in the 520 MW Lewis Creek power plant, which is leased back to and operated by Entergy Gulf States. Including the Lewis Creek plant, Entergy Gulf States owns and operates 7,094 MW of generating capacity.
--------
1 Entergy Gulf States also wholly-owns the following non-utility companies: Varibus Corporation, a Texas corporation, which operates certain intrastate pipelines in Louisiana used primarily to transport fuel to two of Gulf States' generating stations; Southern Gulf Railway Company, a Texas corporation, which owns and operates several miles of rail track in Louisiana to facilitate the transportation of coal for use as boiler fuel in a Gulf States generating station; and Prudential Oil and Gas, Inc., a Texas corporation, which is inactive.

            For the nine months ended September 30, 2000, Entergy Gulf States' electric utility operating revenues on a consolidated basis were approximately $1.9 billion and natural gas utility operating revenues on a consolidated basis were approximately $24.6 million. As of September 30, 2000, Entergy Gulf States had total electric utility plant assets of $4.2 billion and total natural gas assets of $22.3 million.

            Entergy Gulf States is subject to the jurisdiction of the municipal authorities of a number of incorporated cities in Texas as to retail rates and service within their boundaries, with appellate jurisdiction over such matters residing in the Texas Public Utilities Commission (the "Texas PUC"). Entergy Gulf States' Texas business is also subject to regulation by the Texas PUC as to retail rates and service in rural areas, certification of new generating plants, and extensions of service into new areas. Entergy Gulf States' Louisiana electric and gas business is subject to regulation by the Louisiana Public Service Commission (the "Louisiana PSC") as to utility service, rates and charges, certification of generating facilities, power or capacity purchase contracts, and depreciation, accounting, and other matters.

            In addition, Entergy Gulf States is subject to regulation by the FERC under the Federal Power Act with respect to rates for the sale of electricity for resale, the terms and conditions for providing interstate electric transmission service, and other matters and regulation by the NRC with regard to the licensing and operation of its nuclear power plant.

                  iii.  Entergy Louisiana

            Entergy Louisiana, Inc. ("Entergy Louisiana"), a Louisiana corporation with its principal office in New Orleans, Louisiana, is a regulated public utility engaged in the generation, distribution, and sale of electricity, serving approximately 635,000 customers in northern, east central and southeastern Louisiana. Entergy Louisiana holds non-exclusive franchises to provide electric service in approximately 116 incorporated Louisiana municipalities. Entergy Louisiana also supplies electric service in approximately 353 unincorporated communities, all of which are located in Louisiana parishes in which it holds non-exclusive franchises.

            Entergy Louisiana owns and operates generating plants with a total capacity of 5,580 MW. For the nine months ended September 30, 2000, Entergy Louisiana's utility operating revenues were approximately $1.5 billion, resulting in a net income of approximately $152.0 million. As of September 30, 2000, Entergy Louisiana had total electric utility plant assets of $3.3 billion.

            Entergy Louisiana is subject to regulation by the Louisiana PSC as to utility service, rates and charges, certification of generating facilities, power or capacity purchase contracts, and depreciation, accounting, and other matters. Entergy Louisiana is also subject to the jurisdiction of the Council of the City of New Orleans with respect to such matters within Algiers in Orleans Parish, Louisiana. In addition, Entergy Louisiana is subject to regulation by the FERC under the Federal Power Act with respect to rates for the sale of electricity for resale, the terms and conditions for providing interstate electric transmission service and other matters, and by the NRC with regard to the licensing and operation of its nuclear power plants.

                  iv.   Entergy Mississippi

            Entergy Mississippi, Inc. ("Entergy Mississippi"), a Mississippi corporation with its principal office in Jackson, Mississippi, is a regulated public utility engaged in the purchase, distribution, and sale of electric energy serving approximately 395,000 customers in 45 counties of western Mississippi. Entergy Mississippi received from the Mississippi Public Service Commission a certificate of public convenience and necessity to provide service to these customers.

            Entergy Mississippi owns and operates generating plants with a total capacity of 3,136 MW. For the nine months ended September 30, 2000, Entergy Mississippi's utility operating revenues were approximately $696.3 million, resulting in a net income of approximately $35.4 million. As of September 30, 2000, Entergy Mississippi had total electric utility plant assets of $1.2 billion.

            Entergy Mississippi is subject to regulation by the Mississippi Public Service Commission (the "Mississippi PSC") as to utility service, service areas, facilities, and retail rates. Entergy Mississippi is also subject to the Arkansas PSC as to the certificate of environmental compatibility and public need for the Independence Station, which is located in Arkansas. In addition, Entergy Mississippi is subject to regulation by the FERC under the Federal Power Act with respect to rates for the sale of electricity for resale, the terms and conditions for providing interstate electric transmission service, and other matters.

                  v.    Entergy New Orleans

            Entergy New Orleans, Inc. ("Entergy New Orleans"), a Louisiana corporation with its principal office in New Orleans, Louisiana, is a regulated public utility engaged in providing retail electric service to approximately 185,000 customers, and natural gas distribution service to approximately 146,000 customers, in the City of New Orleans.

            Entergy New Orleans owns and operates generating plants with a total capacity of 1,077 MW. For the nine months ended September 30, 2000, Entergy New Orleans' electric utility operating revenues were approximately $385.7 million. As of September 30, 2000, Entergy New Orleans had total electric utility plant assets of $264.6 million.

            Entergy New Orleans also owns and operates approximately 1,453 miles of gas distribution lines. For the nine months ended September 30, 2000, Entergy New Orleans' natural gas utility operating revenues were approximately $71.5 million. As of September 30, 2000, Entergy New Orleans had total natural gas utility plant assets of $70.9 million.

            Entergy New Orleans is subject to regulation by the Council of the City of New Orleans with regard to utility service, rates and charges, standards of service, depreciation, accounting, and issuance of certain securities, and other matters. In addition, Entergy New Orleans is subject to regulation by the FERC under the Federal Power Act with respect to rates for the sale of electricity for resale, the terms and conditions for providing interstate electric transmission service, and other matters.

                  vi.   System Energy

            System Energy Resources, Inc. ("System Energy"), an Arkansas corporation and wholly-owned subsidiary of Entergy, owns and leases an aggregate 90 percent interest in the Grand Gulf, Mississippi nuclear power station. System Energy sells all of its capacity and energy from Grand Gulf to Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans.

            For the nine months ended September 30, 2000, System Energy's utility operating revenues were approximately $485.6 million, resulting in net income of approximately $71.3 million. As of September 30, 2000, System Energy had total electric utility plant assets of $2.2 billion.

            System Energy is subject to regulation by the FERC under the Federal Power Act with respect to rates for the sale of electricity for resale and the terms and conditions for providing interstate electric transmission service, and regulation by the NRC with regard to the licensing and operation of its nuclear power station.

                  vii.  Entergy Operations

            Entergy Operations, Inc. ("Entergy Operations"), a Delaware corporation and wholly-owned subsidiary of Entergy, provides nuclear management, operations and maintenance services for the nuclear generating stations owned by Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, and System Energy. Like Entergy Services (described infra), Entergy Operations provides its services at cost pursuant to agreements approved by the Commission in accordance with the requirements of Rule 90. As of December 31, 1999, Entergy Operations had total assets of $23.1 million and gross revenues of $728.5 million.

                  viii.       Entergy Power

            Entergy Power, Inc. ("Entergy Power"), a Delaware corporation and wholly-owned subsidiary of Entergy, is a domestic power producer that owns a total of 717 MW of fossil fuel generation assets in Arkansas. Entergy Power's capacity and energy is sold at wholesale, principally to Entergy Power Marketing Corporation and Entergy Arkansas. Entergy Power's wholesale power sales are subject to regulation by FERC.

            For the year ended December 31, 1999, Entergy Power's utility operating revenues on a consolidated basis were approximately $75.0 million, resulting in net income of approximately $5.3 million. As of December 31, 1999, Entergy Power had total electric utility plant assets of $65.0 million.

            c.    Service Companies

                  (i)   Entergy Services

         Entergy Services, Inc. ("Entergy Services"), a Delaware corporation and wholly-owned subsidiary of Entergy, provides management, administrative, and other support services (collectively, "Support Services")2 primarily to Entergy, its domestic public utility companies, and its other Regulated Businesses.3 Entergy Services has contracted with these affiliates to provide services at cost pursuant to service agreements approved by the Commission in accordance with the requirements of Rule 90. In addition, to a lesser extent, Entergy Services provides certain administrative and other services to Entergy Power and, indirectly through Entergy Enterprises,4 to Entergy's Non-Regulated Businesses.5

--------
2 The Support Services include, without limitation, finance, management, accounting, strategic planning, communications and public relations, legal, human resources, regulatory, engineering, information technology, tax services and statistical services. See Holding Co. Act Release No. 14840 (March 28, 1963); Holding Co. Act Release No. 15207 (March 23, 1965). 3 Entergy's "Regulated Businesses" include Entergy Services and other Entergy subsidiaries primarily engaged in the business of providing goods or services to Entergy's domestic public utility companies (exclusive of Entergy Power).

4 See Holding Co. Act Release No. 25848 (July 8, 1993) (the "1993 Order"); Holding Co. Act Release No. 26322 (June 30, 1995) (the "1995 Order). Pursuant to Commission order dated June 22, 1999, Holding Co. Act Release No. 27040 (the "Settlement Agreement Order"), such services, together with services provided by Entergy's domestic public utility companies (exclusive of Entergy Power) and its Regulated Businesses, to Entergy Enterprises and, indirectly through Entergy Enterprises, to Entergy Power and Entergy's other Non-Regulated Businesses, are provided at a charge of "cost plus 5%", consistent with Settlement Agreements entered in 1992 and 1993 among Entergy and certain of its state and local regulators.

5 Entergy's "Non-Regulated Businesses" include Entergy Enterprises and other Entergy subsidiaries which are not domestic public utility companies (exclu sive of Entergy Power) primarily engaged in the business of selling electric energy at retail or at wholesale to affiliates and which are not primarily engaged in the business of providing goods or services to such domestic public utility companies.

                  (ii)  Entergy Enterprises

            Entergy Enterprises, Inc. ("Entergy Enterprises"), a Louisiana corporation and wholly-owned subsidiary of Entergy, (i) conducts development activities with respect to potential investments by Entergy in various energy-related and other non-utility businesses ("Development Activities"), (ii) provides various management, administrative, and support services to Entergy's other Non-Regulated Businesses ("Administrative Services"), (iii) provides consulting services to Entergy's other Non-Regulated Businesses and to non-associate companies ("Consulting Services"), and (iv) provides operations and maintenance ("O&M Services"),6 indirectly through other subsidiaries of Entergy ("O&M Subs"), to non-associate companies and to Entergy's other Non-Regulated Businesses, in each case, utilizing the skills and resources of other System Companies (collectively, the Development Activities, Administrative Services, Consulting Services, and O&M Services are hereinafter referred to as "Enterprises' Services").7


--------
6 The O&M Services include, but are not limited to, development, engineering, design, construction and construction management, pre-operational start-up, testing and commissioning, long-term operations and maintenance, fuel procurement, management and supervision, technical and training, administrative support, market analysis, consulting, coordination, and any other managerial, technical, administrative or consulting required in connection with the business of owning or operating facilities used for the generation, transmission or distribution of electric energy
      (including retail facilities for the production, conversion, sale or distribution of thermal energy) or coordinating their operations in the power market.
7     See Holding Co. Act Release No. 27039 (June 22, 1999) (the "1999 Order").

                  (iii) Entergy Operations

            Entergy Operations provides nuclear management, operations and maintenance services for the nuclear generating stations owned by Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, and System Energy. Like Entergy Services, Entergy Operations provides its services at cost pursuant to agreements approved by the Commission in accordance with the requirements of Rule 90.

            d.    Non-Utility Subsidiaries

            Entergy has additional non-utility subsidiaries which develop, acquire and/or own Entergy's interest in domestic and foreign energy, energy-related, energy commodity trading and brokering, and telecommunications businesses, including the ownership and operation of foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs"), as well as the provision of energy-related services. As a registered holding company, Entergy provides the Commission with a complete list of its subsidiary companies on an annual basis. See, e.g., Annual Report of Entergy Corp., Form U5S, File No. 001-11299, filed Apr. 28, 2000 (attached hereto as Exhibit H-2). Entergy also provides the Commission with a complete list of its Non-Regulated Businesses on a quarterly basis. See, e.g., Certificate Pursuant to Rule 24 of Entergy Corp. and Entergy Enterprises, Inc., et. al., File No. 70-9123, filed Nov. 29, 2000.

            e. Proposed Transfer of Transmission Assets and Corporate Restructuring of Entergy Gulf States

            Entergy, and other companies in the Entergy system, intend in the near future to make additional filings with the Commission relating to
(i) the transfer of the Entergy system's transmission assets to Transco and
(ii) the corporate restructuring of the utility and non-utility businesses of Entergy Gulf States. These filings are being made in response to regulatory requirements - Transco in response to FERC requirements and Entergy Gulf States principally in response to electric restructuring requirements in Texas. In the first filing, Entergy system companies will propose to transfer ownership and operational control of the system's transmission, and related, assets to Transco, an entity not affiliated with Entergy. In partnership with, and under the oversight of, the Southwest Power Pool, and in accordance with FERC guidelines, Transco will operate these assets. Entergy Gulf States, in the second filing, will propose to restructure on a corporate basis its utility and non-utility businesses to satisfy state regulatory requirements. Entergy Gulf States may be reorganized into one or more new "public-utility companies" under the Act and one or more separate non-utility companies engaged in energy-related activities, in each case together with possible intermediate utility and non-utility holding companies.

B.    Description of the Merger.

      1.    Reasons for the Merger.

            As a result of legislative and regulatory initiatives aimed at restructuring the electric utility industry, the industry has undergone rapid change in recent years. Among other things, competition has increased, particularly with respect to energy supply and retail energy services. Many states, including states in which Entergy currently operates, have either passed or proposed legislation or other initiatives that provides for retail electric competition and deregulation of the price of energy supply. In addition, the wholesale electric energy market has significantly expanded, and geographic boundaries are becoming less important. Mergers are continuing in the industry. At the same time, other utility companies are focusing on specific portions of the energy industry by disaggregating their generation, transmission, distribution and retail operations, spinning off non-core assets and acquiring assets in accordance with their strategic focus.

            The Boards of FPL Group and Entergy each believe that the combined company will have the capabilities and resources to be better positioned to succeed and grow in a competitive energy marketplace. The Applicants believe the Merger will put the combined company in a position to become one of the premier generation and distribution companies in the southern United States, and that it will create a company capable of providing low-cost energy services by increasing the Applicants' size, financial flexibility, and securing significant future growth opportunity and potential, all of which will benefit FPL Group, Entergy, and their respective customers and employees. In particular, these benefits will include all of the following:

            a.    Customer Growth, Expansion Potential, and Broader
                  Customer Base

            The Merger will create one of the leading electric generation, transmission and distribution companies in the country and provide a strong regional foundation with the expanded scale and scope necessary to be an effective participant in the emerging and increasingly competitive energy markets. The combined company will have generating capacity of 48,000 MW and approximately 6.3 million retail electric customers. The increased scale and scope of each business segment of the combined company will provide the necessary size, resources, skill sets, and opportunities necessary for success in those businesses.

            b.    Financial Strength and Benefits

            The strong credit, cash, and earnings performance of the combined company will provide the combined company with increased flexibility and resilience, and improve its capacity to pursue growth opportunities in both regulated and nonregulated businesses. For the combined company, utility earnings and cash flow should be more stable with the improved diversity of customers and operating regions.

            c.    Operation Efficiencies

            The common vision of FPL Group and Entergy will result in a combined company that is well positioned to succeed and grow. By combining each company's best practices and operating capabilities, the Merged Company system can achieve significant synergies. The combined electric generation fleet of the companies will be an environmental leader, with emission rates among the lowest in the industry. The combined company will operate the second largest nuclear fleet in the country and will have world-class operating skills and cost performance to succeed in both regulated and competitive markets.

      2.    The Merger Agreement

            Pursuant to the merger agreement, attached hereto at Exhibit B-1, Ranger will merge with and into FPL Group and Ring will merge with and into Entergy. Upon completion of the Merger, the holders of FPL Group common stock and Entergy common stock together will own all of the outstanding shares of common stock of WCB Holding, and WCB Holding will own all of the outstanding shares of FPL Group and Entergy common stock. The proposed Merger, which is subject to customary regulatory approvals, is expected to close by the fourth quarter of 2001.

            The merger agreement provides that each share of FPL Group common stock outstanding immediately prior to the closing of the Merger will, at closing, be converted into one share of WCB Holding common stock. Any shares of FPL Group common stock held by FPL Group as treasury shares or owned by Entergy or WCB Holding will be canceled without any payment for those shares. The merger agreement provides that each share of Entergy common stock outstanding immediately prior to the closing of the Merger will, at closing, be converted into 0.585 of a share of WCB Holding common stock. Any shares of Entergy common stock held by Entergy as treasury shares or owned by FPL Group or WCB Holding will be canceled without any payment for those shares.

            The proposed Merger is subject to certain customary closing conditions, including, without limitation, (i) approval by FPL Group and Entergy shareholders (which approvals were obtained on December 15, 2000),
(ii) all applicable regulatory approvals for the Merger being obtained on terms that, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on WCB Holding and its prospective subsidiaries, taken as a whole, Entergy and its subsidiaries, taken as a whole, or FPL and its subsidiaries, taken as a whole, (iii) absence of legal prohibitions on consummation of the Merger, (iv) WCB Holding's registration statement on Form S-4 not being subject to any stop order or proceeding seeking a stop order, (v) performance by FPL Group and Entergy of their respective obligations under the merger agreement, and
(vi) the accuracy of each company's representations and warranties.

            The merger agreement contains certain covenants of the parties pending the consummation of the Merger. Generally, FPL Group and its subsidiaries and Entergy and its subsidiaries must conduct their businesses in all material respects in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve intact in all material respects their current business. The merger agreement also contains certain restrictions and limitations on FPL Group and Entergy and their subsidiaries with respect to, among other things, amendment of charter documents, issuance of securities, acquisitions, dispositions, capital expenditures, indebtedness, compensation and benefits, insurance, accounting matters, regulatory status. The utility subsidiaries of FPL Group and Entergy, generally, are permitted to make certain transfers of transmission-related assets in connection with the formation of an independent system operator or regional transmission organization under the rules and regulations of FERC. Each of FPL Group and Entergy has agreed further that it and its subsidiaries, will not solicit, initiate or knowingly encourage the making of any takeover proposal involving it.

            Subject to certain exceptions, cash dividends on FPL Group common stock during the period before closing are limited to a regular quarterly cash dividend of not more than $0.54 per share in accordance with past dividend practice, provided that dividends payable in respect of periods after July 31, 2000, may exceed by up to 5% per share the dividend payable during the prior 12-month period in respect of the comparable time period. Subject to certain exceptions, cash dividends on Entergy common stock during the period before closing are limited a regular quarterly cash dividend of not more than $0.30 per share in accordance with past dividend practice, provided that dividends payable in respect of periods after July 31, 2000, may exceed by up to 5% per share the dividend payable during the prior 12-month period in respect of the comparable time period.

            Subject to certain limitations, FPL Group has agreed to use commercially reasonable efforts to repurchase $570 million of its common stock and Entergy has agreed to use commercially reasonable efforts to repurchase $430 million of its common stock. Such amounts include remaining authorizations from the companies' existing share repurchase programs.

            The Merger may be terminated at any time prior to the completion of the Merger by mutual written consent of FPL Group and Entergy, or by either party if: (1) the Merger has not been consummated by April 30, 2002, or October 31, 2002 if the closing of the Merger is delayed only because regulatory approvals have not been received, (2) FPL Group or Entergy shareholders do not approve the merger agreement (approvals were obtained on December 15, 2000), (3) there is a permanent legal prohibition to the Merger, or (4) any condition to the obligation of FPL Group or Entergy to consummate the Merger becomes incapable of satisfaction prior to the termination date. In addition, a party may terminate the merger agreement if (1) the other party breaches a representation or fails to perform a covenant in the merger agreement in any material respect and the breach or failure to perform would result in the failure of a closing condition relating to representations or warranties or the performance of obligations and such breach or failure is incapable of being cured or is not cured within 30 days of being notified by the other party, (2) prior to obtaining its shareholder approval of the Merger: the other party (a) receives an unsolicited takeover proposal satisfying the certain conditions described in the merger agreement and the Board of Directors of that party determines in good faith, after consulting with outside counsel, that failure to terminate the merger agreement would be reasonably likely to result in a breach of its fiduciary duties, and (b) pays the required termination and expense reimbursement fees (as noted, shareholder approvals were obtained on December 15, 2000); or (3) the other party withdraws or modifies, or proposes publicly to withdraw or modify, the Board approval or recommendation of the Merger or the merger agreement.

            A party must reimburse the other party for fees and expenses incurred by, or paid by or on behalf of, the other party in connection with the merger agreement and the mergers contemplated by the Merger up to a maximum of $25 million, if the merger agreement is terminated as a result of certain events, including failure by one party to obtain shareholder approval or termination as a result of reaching the termination date following a third party takeover offer. In addition, a party terminating the merger agreement must pay a termination fee of $215 million, if: (1) it withdraws or modifies, or proposes publicly to withdraw or modify, its approval or recommendation of the Merger or the merger agreement, or (2) in certain circumstances involving a takeover attempt by a third party.

      3.    Background and Negotiations Leading to the Merger.

            The Applicants believe that the consolidation and transformation of the electric utility industry will result in the emergence of a limited number of substantial competitors. Accordingly, management groups within FPL Group and Entergy each have evaluated various alternatives available to allow the companies to participate more effectively in this increasingly competitive industry, including combinations with other companies and different types of transactions. During the latter part of 1998 and in 1999, on several occasions while attending electric utility industry meetings, James L. Broadhead, Chairman and Chief Executive Officer of FPL Group, informally discussed with the chief executive officers of other companies the changes taking place in the industry as a result of deregulation, the trend toward consolidation and the likelihood that size and scope would be important to future success. J. Wayne Leonard, the Chief Executive Officer of Entergy, was one of these people and, in the course of their conversations, Messrs. Broadhead and Leonard came to appreciate that FPL Group and Entergy were pursuing similar strategies and that they shared similar ideas about what was required to be successful in implementing the strategies.

            Ultimately, these conversations resulted in discussions between representatives of FPL Group and Entergy regarding a merger of equals. The negotiations that led to execution of the merger agreement are described in detail in the Joint Proxy Statement/Prospectus of FPL Group and Entergy, attached hereto as Exhibit C-1. As described therein, the Merger was approved by the Boards of FPL Group and Entergy, each of which considered, among other things, opinions of financial advisors that the consideration to be received by FPL Group or Entergy Common Stock shareholders in the merger agreement were fair to such holders from a financial point of view.

C.    Management Following the Merger.

            Following the closing of the Merger until the third annual stockholders meeting following the anniversary of the closing of the Merger, the Merged Company Board of Directors will consist of eight directors designated by FPL Group and seven directors designated by Entergy, subject to certain provisions in the merger agreement.

            Following the closing of the Merger, the Merged Company Board of Directors initially will have six standing committees: the Executive Committee, the Audit Committee, the Finance Committee, the Nominating Committee, the Compensation Committee and the Nuclear Committee. Chairpersons of each of the six committees will comprise the membership of the Executive Committee. Each other standing committee shall be comprised of an equal number of designees from FPL Group and Entergy.

            After the closing of the Merger and until the 12-month anniversary thereof, James L. Broadhead shall hold the position of Chairman of the Merged Company Board of Directors in an executive capacity and shall be responsible for implementation of the integration of the businesses of FPL Group and Entergy. He will continue to be a Chairman of the Merged Company Board of Directors, but in a non-executive capacity, until the third annual Merged Company shareholders meeting following the calendar year of the closing of the Merger.

            J. Wayne Leonard shall hold the positions of President and Chief Executive Officer after the closing of the Merger until the third annual Merged Company shareholders meeting following the calendar year of the Merger.

            From and after the closing of the Merger and until the 12-month anniversary of the completion of the Merger, Mr. Broadhead will become the Chairman of the Nominating Committee and Mr. Leonard will become the Chairman of the Executive Committee.

            Each of Robert v.d. Luft and a designee of FPL Group shall be appointed to the position of Vice Chairman of the Merged Company Board of Directors after the completion of the Merger.

            The Merged Company will maintain its headquarters and principal corporate offices in Juno Beach, Florida and will maintain the headquarters of its utility operations in New Orleans, Louisiana. Except as otherwise resulting from utility restructuring, each of FPL, Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and System Energy will maintain its utility headquarters in its present location.

D.    Financing Relating to the Merger

            In connection with the Merger, WCB Holding will issue approximately 319 million shares of its Common Stock, par value $.01 per share ("Common Stock"), in exchange for the outstanding common stock of FPL Group and Entergy, based on the number of such shares outstanding on October 31, 2000, and in order to satisfy obligations under stock-based benefit plans.

            Under the Merger Agreement, WCB Holding will assume each FPL Group employee stock option plan and each outstanding FPL Group employee stock option upon completion of the Merger. These options will generally be on the same terms and conditions as apply to FPL Group employee stock options, other than stock options held by executive officers of FPL Group. Similarly, with respect to Entergy, upon completion of the Merger, WCB Holding will assume each Entergy employee stock option plan and each outstanding Entergy employee stock option upon the consummation of the Merger. Prior to consummation of the Merger, FPL Group and Entergy will adjust the terms of all outstanding employee stock options to provide that the options will constitute options to acquire, on the same terms and conditions as apply to their respective employee stock options, the same number of shares of WCB Holding Common Stock, rounded down to the nearest whole share, as the holder of the option would have received in the Merger if the holder had exercised the option in full immediately prior to the Merger.

            In addition, following the Merger, WCB Holding expects to have in place stock-based benefit plans and dividend reinvestment plans (together with existing FPL Group and Entergy stock-based benefit plans, collectively the "Stock- Based Plans") substantially similar to those plans maintained by FPL Group and Entergy. Such plans may provide for, among other things, the issuance by WCB Holding of Common Stock, "phantom" stock awards, stock options, restricted shares, and other types of equity awards to eligible participants.

            WCB Holding would issue shares of its Common Stock and other securities in order to satisfy its obligations under the Stock-Based Plans as set forth above on an interim basis, pending receipt of Commission approval of such transactions in a separate filing. Shares of Common Stock issued under these plans may either be newly issued shares, treasury shares, or shares purchased in the open market. WCB Holding will make open-market purchases of Common Stock in accordance with the terms of or in connection with the operation of the plans pursuant to Rule 42.

            Furthermore, in order to provide funds for the purchase of fractional shares of the common stock of Entergy and FPL Group in connection with the Merger and for working capital on an interim basis, WCB Holding would issue and sell unsecured short-term debt having a maturity of less than one year, in an aggregate principal amount at any time outstanding not to exceed $100 million. The effective cost of money on such short-term debt will not exceed at the time of issuance 300 basis points over LIBOR for maturities of 1 year or less.

            To the extent any of the foregoing transactions are subject to the jurisdiction of the Commission under the Act, the Applicants hereby request any requisite Commission approvals for WCB Holding to issue such common stock and short-term debt in connection with the Merger for the purposes described herein.

E.    Service Company Arrangements

      1.    WCB Services and WCB Enterprises

            Applicants seek authorization and approval (i) for Entergy to dividend to the Merged Company all of the outstanding common stock of Entergy Services and Entergy Enterprises each of which will become a first-tier subsidiary of the Merged Company (subsequent to which Entergy Services and Entergy Enterprises will change their names and, as such, are referred to herein as "WCB Services" and "WCB Enterprises," respectively), and (ii) for WCB Services and WCB Enterprises to provide certain intra-system services following the Merger, which are described below. As described above, Entergy Services currently provides Support Services to Entergy, its domestic public utility companies (exclusive of Entergy Power) and its Regulated Businesses. In addition, to a lesser extent, Entergy Services provides administrative and other services to Entergy Enterprises and, indirectly through Entergy Enterprises, to Entergy Power and Entergy's other Non-Regulated Businesses. Entergy Enterprises, the service company for Entergy's Non-Regulated Businesses, provides Enterprises' Services to Entergy's Non-Regulated Businesses and Consulting Services and O&M Services to non-associate companies.8

            Applicants propose that WCB Services and WCB Enterprises continue to provide such services, as applicable, for Entergy and its subsidiary companies pursuant to existing service agreements with Entergy Services and Entergy Enterprises. Applicants further propose that: (i) FPL, FPL Group, and WCB Holding enter into service agreements with WCB Services substantially similar to current agreements between Entergy Services and Entergy, its domestic public utility companies (exclusive of Entergy Power), and the Entergy Regulated Businesses previously approved by the Commission; and, (ii) WCB Enterprises enter into service agreements with FPL Group's Non-Regulated Subsidiaries9 and with any New Non-Regulated

Subsidiaries,10 substantially similar to the agreements between Entergy Enterprises and the Entergy Non-Regulated Businesses previously approved by the Commission. Proposed forms of service agreements between WCB Services and FPL, FPL Group, and WCB Holding, and between WCB Enterprises and FPL Group's Non-Regulated Subsidiaries or New Non-Regulated Subsidiaries, are attached hereto as Exhibits B-3 and B-4, respectively.

            Pursuant to its service agreements, WCB Services will make Support Services available to FPL, FPL Group and WCB Holding equivalent to those available under the existing service agreements between Entergy Services and Entergy, its domestic public utility companies and its Regulated Businesses. All such services will be rendered on an "at cost" basis, consistent with Rules 90 and 91 under the Act. Similarly, WCB Enterprises will make available to FPL Group's Non- Regulated Subsidiaries and the New Non-Regulated Subsidiaries Enterprises' Services equivalent to those available under the current service agreements between Entergy Enterprises and Entergy's Non-Regulated Businesses. Subject to certain exceptions (which are described below), it is proposed that such services also be performed on "at cost" basis.11
--------
8     See 1993 Order, supra; 1995 Order, supra.
9 As used in this Application, the term "FPL Group Non-Regulated Subsidiar ies" shall mean all of FPL Group's non-utility subsidiaries which are not primarily engaged in the business of providing goods or services to FPL.
10 As used in this Application, the term "New Non-Regulated Subsidiaries" shall mean any direct or indirect subsidiaries acquired or formed by the Merged Company on or after the effective date of the Merger which are not domestic public utility companies, primarily engaged in the business of selling electric energy at retail or at wholesale to affiliates, or companies primarily engaged in the business of providing goods or services to such domestic public utility companies.
11 Notwithstanding the above, consistent with the Settlement Agreement Order, to the extent that FPL Group's Non-Regulated Subsidiaries or any New Non- Regulated Subsidiaries receive services from WCB Services, Entergy's domestic public utility companies (exclusive of Entergy Power) or Entergy's Regulated Businesses, directly or indirectly through WCB Enterprises, such services will be priced at "cost plus 5%".


      2.    WCB Operations

            Applicants also seek authorization and approval (i) for Entergy to dividend to the Merged Company all of the outstanding common stock of Entergy Operations, which will become a first-tier subsidiary of the Merged Company (subsequent to which Entergy Operations will change its name and, as such, is referred to herein as "WCB Operations"); (ii) subject to the receipt of NRC license transfer approval, for WCB Operations to provide operating and management services to the four nuclear power plants owned by FPL;12 (iii) for WCB Holding to guarantee to FPL certain of WCB Operations' obligations under an operating agreement to be entered into with FPL; and,
(iv) for WCB Holding, as owner of WCB Operations, to assume all of Entergy's obligations under the various Guarantee Agreements (as defined below) entered into with the Entergy System domestic public utility nuclear plant owners.

            Currently, Entergy Operations has operating and management responsibility for the Entergy System's domestic public utilities' nuclear-fueled generating facilities.13 The Commission approved the formation of Entergy Operations and the operating and ancillary agreements between Entergy Operations and each Entergy Plant Owner, exclusive of

--------
12 FPL operates Turkey Point Unit Nos. 3 and 4 and St. Lucie Unit Nos. 1 and 2 (collectively referred to as the "FPL Nuclear Plants"). FPL wholly-owns all of these nuclear units with the exception of St. Lucie Unit No. 2, in which the Florida Municipal Power Agency also owns an approximate 8.8% interest and the Orlando Utilities Commission owns an approximate 6.1% interest.
13 The Entergy System's domestic public utilities presently have interests in five operating nuclear generating units (collectively, "Entergy Nuclear Plants"). Entergy Arkansas is the owner of the Arkansas Nuclear One Generating Station, Units 1 and 2, located near Russellville, Arkansas, with an aggregate rated capacity of 1,762 MW. Entergy Louisiana is the holder of a 100 percent ownership and leasehold interest in Unit No. 3 (nuclear) of the Waterford Steam Electric Generating Station, located near Taft, Louisiana, with a rated capacity of 1,104 MW. System Energy is the holder of a 90 percent undi vided ownership and leasehold interest in Unit No. 1 of the Grand Gulf Nuclear Station, located near Port Gibson,
      Mississippi, with a rated capacity of 1,250 MW ("Grand Gulf 1").
      South Mississippi Electric Power Associa tion, a Mississippi cooperative, owns the remaining ten percent ownership interest in Grand Gulf 1. Entergy Gulf States is the owner of the River Bend Nuclear Power Station, a 936 MW nuclear-fueled generating unit located near St. Francisville, Louisiana. Entergy Arkansas, Entergy Louisiana, System Energy, and Entergy Gulf States are collectively referred to herein as the "Entergy Plant Owners."


Entergy Gulf States, in its Memorandum Opinion and Order dated
June 5, 1990, Holding Co. Act Release No. 25100 (the "1990 Order") and approved similar service arrangements between Entergy Operations and Entergy Gulf States in its Memorandum Opinion and Order dated December 17, 1993, Holding Co. Act Release No. 25957 (the "1993 Order"). Entergy Operations' responsibilities and the limitations on its authority regarding the possession, use, operation, management and construction of the Entergy Nuclear Plants are set forth in separate but substantially identical operating agreements (each, an "Operating Agreement") between Entergy Operations and the respective Entergy Plant Owner. Under the Operating Agreements, the Entergy Plant Owners provide all funds for the operation, maintenance and decommissioning by Entergy Operations of the Entergy Nuclear Plants and retain control over Entergy Operation's spending and contracting authority as their agent. Entergy Operations and each Entergy Plant Owner commit to agree each year upon maximum amounts to be paid by each Plant Owner for the following budget year with respect to capital improvements and costs of operation. The Operating Agreements require that Entergy Operations perform its services at cost, calculated in accordance with Section 13(b) of the Act and the applicable rules thereunder. Cost, for purposes of the Operating Agreements, includes all expenses of doing business, furnishing capital improvements and settling third party claims arising out of Entergy Operation's exercise of its agency authority, unless liability for such claims results from Entergy Operation's gross negligence or willful misconduct. The Operating Agreements do not affect the ownership rights of each Entergy Plant Owner to the capacity and energy of their respective plants. The Operating Agreements between Entergy Operations and the Entergy Plant Owners will not be changed or amended as a result of the Merger; WCB Operations will assume all obligations under each Operating Agreement.

            In connection with the execution of the Operating Agreements, and pursuant to the authorization granted in the 1990 Order and the 1993 Order, Entergy executed separate but substantially identical guarantee agreements in favor of the Entergy Plant Owners (each, a "Guarantee Agreement"). Under these agreements, Entergy guaranteed the performance by Entergy Operations of its financial obligations to the Entergy Plant Owners under the Operating Agreements, so long as, in each case, the respective plant owner continues to meet its payment obligations to Entergy Operations thereunder. As a result of the Merger and the dividend of Entergy Operations to WCB Holding, the obligations of Entergy under the Guarantee Agreements will be assumed by WCB Holding.

            Pursuant to the 1990 Order and the 1993 Order, Entergy Operations also entered into various ancillary agreements in connection with the delegation to it of operational and managerial responsibility for the Entergy Nuclear Plants. System Energy and Entergy Mississippi entered into a Support Agreement (the "Support Agreement") under which Entergy Mississippi agreed to provide certain personnel, supplies and services, at cost, in support of the design, construction, operation and maintenance of Grand Gulf 1, as well as a Switchyard and Transmission Interface Agreement (the "Switchyard Agreement") with respect to Grand Gulf 1 switchyard access, associated transmission equipment operations and maintenance, and related matters. Both agreements recognized and confirmed Entergy Operations as System Energy's agent. Entergy Arkansas, Entergy Louisiana, and Entergy Gulf States each entered into similar Support Agreements and Switchyard Agreements directly with Entergy Operations. As a result of the Merger, and the dividend of Entergy Operations to WCB Holding, the Support Agreements and Switchyard Agreements will inure to the benefit of WCB Operations as successor to Entergy Operations.

            As noted above, WCB Operations proposes to assume responsibility, as FPL's agent, for the operation and maintenance of the FPL Nuclear Plants, as set forth in an operating agreement between WCB Operations and FPL (the "WCB Operations Operating Agreement") substantially identical to the existing Operating Agreements. As with the Operating Agreements, the WCB Operations Operating Agreement will effect no change in the ownership of the FPL Nuclear Plants; WCB Operation services thereunder will be provided at cost; and FPL will both retain control over WCB Operations' spending and contracting authority with respect to the FPL Nuclear Plants and continue to provide its allocable share of the funds required for the operation, maintenance and decommissioning of the FPL Nuclear Plants. Subject to the receipt of NRC approval and in connection with the consummation of these arrangements, substantially all employees of FPL who are presently dedicated to the operations of the FPL Nuclear Plants will be transferred to and become employees of WCB Operations. Reference is made to Exhibit B-5 for the contemplated form of the WCB Operations Operating Agreement.

            In connection with WCB Operations' proposed execution of the WCB Operations Operating Agreement, WCB Holding proposes to execute a guarantee agreement substantially identical to the Guarantee Agreements (the "WCB Holding Guarantee Agreement"). WCB Holding would guarantee to FPL the performance by WCB Operations of its financial obligations under the WCB Operations Operating Agreement, contingent upon FPL continuing to meet its payment obligations to WCB Operations thereunder. Reference is made to Exhibit B-6 for the contemplated form of the WCB Holding Guarantee Agreement.

            In addition, WCB Operations and FPL propose to enter into a related Support Agreement (the "WCB Operations Support Agreement") and a Switchyard and Transmission Interface Agreement (the "WCB Operations Switchyard Agreement") similar to the corresponding agreements entered into pursuant to the 1990 Order and the 1993 Order. Under these agreements, FPL will provide: (i) necessary personnel, supplies and services with respect to the operation of the FPL Nuclear Plants; (ii) access to switchyard facilities at the FPL Nuclear Plants; and, (iii) necessary personnel, supplies and services pertaining to the operation and maintenance of the associated transmission equipment. All transactions contemplated by these agreements will be expressly subject to the cost standards of Section 13 of the Act. Reference is made to Exhibits B-7 and B-8 for the contemplated forms of the WCB Operations Support Agreement and WCB Operations Switchyard Agreement, respectively.

      3.    Interim Service Agreements

            FPL currently provides FPL Group and certain FPL Group Non-Regulated Subsidiaries with management, administrative, consulting, and other support services, and FPL Group and certain FPL Group Non-Regulated Subsidiaries also provide FPL with technical or other services. Certain of the support services rendered by FPL are incidental to FPL's core utility business. It is anticipated that, after the Merger, "incidental" services of this type may continue to be performed by FPL for the benefit of WCB Holding, FPL Group, the FPL Group Non-Regulated Subsidiaries, or the New Non-Regulated Subsidiaries on an "at cost" basis pursuant to Rule 87(a)(3) under the Act. Applicants have determined, however, that certain other support service agreements and other service arrangements among FPL, FPL Group and the FPL Group Non-Regulated Subsidiaries do not appear to fall (and/or involve pricing arrangements which do not appear to fall) within any statutory or administrative exemption under the Act. A complete description of the existing service arrangements between FPL Group companies is provided in Exhibit K-1.

            With respect to services provided by FPL to FPL Group, such services eventually will be performed by FPL Group's own employees or by WCB Services. Similarly, with respect to those other services provided by FPL to the FPL Group Non-Regulated Subsidiaries, or by FPL Group or the FPL Group Non-Regulated Subsidiaries to FPL, it is anticipated that these support service functions eventually will be performed by employees of the applicable subsidiary company now receiving such services, by WCB Enterprises and/or by WCB Services, as applicable. In each case, such services will be performed pursuant to the authorizations described in Item 1.E.1 above.

            Transition teams are in the process of evaluating the most economical and effective manner of providing these various support services. However, this evaluation process and an implementation plan for the final support service structure may not be completed upon consummation of the Merger. Accordingly, to the extent required, Applicants seek authorization, pursuant to Section 13(b) of the Act and the rules thereunder, for FPL, FPL Group, and the FPL Group Non-Regulated Subsidiaries to continue to provide the above described services (as well as services of a substantially similar nature) through the later of December 31, 2002 or twelve months following consummation of the Merger (the "Transition Period") on a basis other than "cost," provided that such pricing arrangements are consistent with applicable rules or codes of conduct adopted by the Florida PSC.

            The Transition Period will accommodate Applicants' need to evaluate the organizational changes required to realize the full integration of Entergy and FPL Group. Prior to termination of the Transition Period, any material changes to the proposed service company organizations or arrangements will be submitted by Applicants to the Commission in accordance with the Commission's 60-day letter procedure.


      4.    Other Services

            To the extent not exempt from the Act or otherwise authorized by rule, regulation, or order of the Commission, authorization is also requested (i) for FPL Group's Non-Regulated Subsidiaries and any New Non-Regulated Subsidiaries to perform Administrative Services, Consulting Services and Development Activities (collectively, "Other Services") for FPL Group Non-Regulated Subsidiaries, New Non-Regulated Subsidiaries and Entergy's Non-Regulated Businesses, and (ii) for Entergy's Non-Regulated Businesses to perform Other Services for FPL Group's Non-Regulated Subsidiaries and New Non-Regulated Subsidiaries, in each case, to the same extent as Entergy's Non-Regulated Businesses are currently authorized to perform Other Services for other Entergy Non-Regulated Businesses.14 Further, to the extent not exempt pursuant to rule, regulation or order of the Commission, Applicants request an exemption pursuant to Section 13(b) from the "at cost" requirements of Rule 90 and 91 under the Act in connection with the performance by FPL Group's Non-Regulated Subsidiaries, the New Non-Regulated Subsidiaries, and the Entergy Non-Regulated Businesses of such Other Services, provided that such services will not be rendered on a basis other than "at cost" unless one or more of the following conditions shall apply:15

      (i) the company receiving such Other Services is a FUCO or an EWG that derives no part of its income, directly or indirectly, from the generation and sale of electric energy within the United States:

      (ii) the company receiving such Other Services is an EWG that sells electricity at market-based rates that have been approved by the FERC or the relevant state public utility commission, provided that the purchaser is not an associate domestic public utility company (exclusive of Entergy Power) primarily engaged in the business of selling electric energy at retail or at wholesale to affiliates or an associate company primarily engaged in the business of providing goods or services to such associate domestic public utility companies (exclusive of Entergy Power);

      (iii) the company receiving such Other Services is a "qualifying facility" ("QF") under the Public Utility Regulator Policies Act of 1978, as amended ("PURPA"), that sells electricity exclusively at rates negotiated at arm's length to one or more industrial or commercial customers purchasing the electricity for their own use and not for resale, or to an electric utility company (other than an associate domestic public utility company (exclusive of Entergy Power) primarily engaged in the business of selling electric energy at retail or at whole to affiliates or an associate company primarily engaged in the business of providing goods or services to such associate domestic public utility companies (exclusive of Entergy Power)) at the purchaser's "avoided cost", as determined under the regulations under PURPA; and

      (iv) the company receiving such Other Services is an EWG or QF that sells electricity at rates based upon its cost of service, as approved by the FERC or any state public utility commission having jurisdiction, provided that the purchaser of the electricity is not an associate domestic public utility company (exclusive of Entergy Power) primarily engaged in the business of selling electric energy at retail or at wholesale to affiliates or an associate company primarily engaged in the business of providing goods or services to such associate domestic public utility companies (exclusive of Entergy Power);

      (v) the company receiving such Other Services is not a wholly owned direct or indirect subsidiary of the Merged Company, provided that the ultimate purchaser of such Other Services is not an associate domestic public utility company (exclusive of Entergy Power) primarily engaged in the business of selling electric energy at retail or at wholesale to affiliates, or an associate company primarily engaged in the business of providing goods or services to such associate domestic public utility companies (exclusive of Entergy Power);

      (vi) the associate company receiving such Other Services is engaged solely in the business of developing, owning, operating, or providing Other Services and O&M Services to associate companies described in clauses (i) through (v) above; or

      (vii) the associate company receiving such Other Services does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public utility company operating within the United States.
--------
14    See 1999 Order, supra.
15 The Entergy Non-Regulated Businesses are currently authorized by the Commission to provide Other Services to other Entergy Non-Regulated Businesses on a basis other than "at cost" under substantially identical conditions. See id.


Item 2.           Fees, Commissions and Expenses.

            The fees, commissions and expenses to be paid or incurred, directly or indirectly, by the Applicants in connection with the Merger are estimated as follows:

                          Estimate of Fees
                            (in millions)

Transaction Costs
      Investment bankers........................................$48.0
      Legal and other...........................................$32.0
Regulatory Process Costs
      Legal.....................................................$11.0
      Consultants................................................$2.5
      Registration fees..........................................$4.8
      NYSE Listing fees.........................................$0.06
      Proxy fees.................................................$0.8

TOTAL  .........................................................$99.2


Item 3.           Applicable Statutory Provisions.

            The following sections of the Act and rules thereunder relate to the Merger and related transactions, for which authorization is required:

Section of the Act      Activities to which the Section may be applicable
------------------      -------------------------------------------------

4,5 and rules           Registration of the Merged Company as a holding company
thereunder              following consummation of the Merger.
6, 7 and rules          Issuance of securities by the Merged Company in
thereunder              connection with consummation of the Merger and funding
                        of initial working capital and stock-based plans.

9(a), 10 and rules      Acquisition by the Merged Company of common stock of
thereunder              FPL Group and Entergy.
3 and rules             Confirmation that FPL Group and Entergy Gulf States
thereunder              continue to qualify as exempt public utility holding
                        companies.

8, 11(b)(1) and         Retention by the Merged Company of the operations of
rules thereunder        the gas systems of Entergy Gulf States and Entergy New
                        Orleans and of various non-utility businesses.

10(c)(1) and            Retention of Entergy and FPL Group as intermediate
11(b)(2)                holding companies.

12 and Rule 46          Dividend of Entergy Services, Entergy Enterprises, and
                        Entergy Operations to WCB Holding.

12(b) and Rule          Issuance of guarantees by WCB Holding on behalf of WCB
45                      Operations.

13 and rules            Provision of services under agreements with WCB
thereunder              Services, WCB Enterprises, and WCB Operations;
                        provision of interim services between and among FPL, FPL Group and FPL Group Non-Regulated Subsidiaries, exempted from "at cost" pricing as requested; provision
                        Subsidiaries, Entergy of services between and among FPL Group Non-Regulated Non-Regulated Subsidiaries, and New Non-Regulated Subsidiaries, exempted from "at cost" pricing as requested.

            To the extent authorization is required under any other section of the Act or rule thereunder for Applicants to consummate the transactions described in this Application/Declaration, Applicants hereby request such authorization.


A.    Acquisition of Public Utilities and Retention of Other Businesses

            Section 9(a)(2) of the Act provides that, unless the acquisition has been approved by the Commission under Section 10, it shall be unlawful for any person to acquire, directly or indirectly, the securities of a public utility company, if that person will, by virtue of the acquisition, become an affiliate of that public utility and any other public utility or holding company. The term "affiliate" for this purpose means any person that directly or indirectly owns, controls, or holds with power to vote, five percent or more of the outstanding voting securities of the specified company. Section 9(a)(2) is applicable to the Merger because the Merged Company will acquire the securities of FPL Group and Entergy, thereby indirectly acquiring the securities of FPL, Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, System Energy, Entergy Operations, and Entergy Power, all public utilities within the meaning of the Act.

            As set forth more fully below, the Merger fully complies with all the applicable provisions of Section 10 of the Act and should be approved by the Commission. Specifically,


      the Merger will not create detrimental interlocking relations or a detrimental concentration of control;

      the consideration and fees to be paid in the Merger are fair and reasonable;

      the Merger will not result in an unduly complicated structure for the post-Merger holding company system;

      the Merger is in the public interest and in the interests of investors and consumers;

      the post-Merger holding company system will be a single integrated electric utility system;

      the Merger equitably distributes voting power among the investors in the combined company and does not unduly complicate the structure of the holding company;

      the Merger tends toward the economical and efficient development of an integrated electric utility system; and

      the Merger will comply will all applicable state laws.

The Standards of Section 10

            The statutory standards to be considered by the Commission in evaluating the Merger under Section 9(a)(2) are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

      1.    Section 10(b).

            Under Section 10(b) of the Act, the Commission must approve the Merger unless the Commission finds that:

      (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

      (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with the acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

      (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

            a. Section 10(b)(1): "Interlocking Relations" or "Concentration of Control."

                  i.    Interlocking Directorates

            The Merger will not result in detrimental interlocking relations or concentration of control. By its nature, any merger or acquisition results in new links between previously unrelated companies. The Commission has recognized that such interlocking relationships are permissible in the interest of efficiencies and economies. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (Mar. 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) (hereinafter Northeast Utilities) ("interlocking relationships are necessary to integrate [merging entities]"). The links that will be established as a result of the Merger are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies.

            The merger agreement provides for the Board of Directors of the Merged Company to consist of 15 directors or such other number as may be determined by the Board. For the first twelve months following the Merger, eight of the directors will be designated by FPL Group and seven by Entergy. This combined Board of the Directors for the Merged Company is necessary to assure the effective integration and operation of the post-Merger system. As discussed above in Item 1 and below in this Item 3, the Merger will result in benefits to the public interest and the interests of investors and consumers. As such, the interlocking relations will not harm, rather will promote, the interests which 10(b)(1) is meant to protect.

                  ii.   Size and Efficiencies

            In applying Section 10(b)(1) to utility acquisitions, the Commission also must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Power Corp., Holding Co. Act Release No. 15958 (Feb. 6, 1968). As the terms of Section 10(b)(1) dictate, and as the Commission has recognized, Section 10(b)(1) does not "impose any precise limits on holding company growth." American Electric Power Co., Inc., Holding Co. Act Release No. 20633 (July 21, 1978) (hereinafter AEP); see also Centerior Energy Corp., Holding Co. Act Release No. 24073 (Apr. 29,
1986) (hereinafter Centerior). Instead, as Section 1(b)(4) sets forth, the Act is intended to inhibit the "growth and extension of holding companies [that] bears no relation to economy of management and operation or the integration and coordination of related operating properties."

            To that end, the Commission has rejected a mechanical size analysis under Section 10(b)(1). Rather, the Commission has analyzed the size of holding company systems in light of whether economic efficiencies that can be achieved through the integration and coordination of utility operations. See, e.g., AEP, supra; Centerior, supra. The Commission in AEP noted that, although the framers of the Act were concerned about "the evils of bigness," they were also aware that the combination of utilities into an integrated system "afforded opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations
 ... [and] they wished to preserve these opportunities." Id; accord American Electric Power Co., Inc. and Central and South West Corp., Holding Co. Act Release No. 27186 (June 14, 2000) (hereinafter AEP/CSW). The proposed
Merger presents exactly these types of opportunities.

            The Merged Company will be a large utility holding company system and will achieve savings similar to those emphasized by the Commission in prior decisions. Applicants estimate the Merger will result in approximately $1.7 billion in savings over a ten-year period, most of which are expected through economies of scale and other efficiencies achieved in the areas of labor costs and the coordination of corporate and administrative services. These expected economies and efficiencies from the combined utility operations are described in greater detail in Item 1 above and in Item 3.A.2.b. below.

            While the combination of FPL Group and Entergy will result in a larger utility system, it certainly will not be one that exceeds the economies of scale of current electric generation and transmission technology. If approved, the Merged Company system will serve approximately
6.3 million electric customers and approximately 235,000 gas customers. As of September 30, 2000, the combined consolidated assets of the Applicants totaled approximately $38.6 billion and, for the year ended December 31, 1999, combined operating revenues of the Merged Company would have totaled $15.2 billion on a pro forma basis. Compared to other U.S. utility companies, the combined utility businesses of FPL Group and Entergy, as of December 31, 1999, would have ranked fourth in operating revenues, third in total assets, and second in number of customers. Within the Southeastern Electric Reliability Council/Florida Reliability Coordinating Council region, the combined company would have ranked third in operating revenues, second in assets, and first in number of customers. The relative size of the combined utility businesses of FPL Group and Entergy to various other regional and national utilities, as of December 31, 1999, is shown in the tables below:16
--------
16 Unless otherwise noted, the data in these tables are from 1999 10-K filings.


MARKET SHARE FOR U.S. UTILITIES


COMPANIES SORTED BY REVENUES
                                     Operating Revenues
Utility Company                       (Billions of $)
-------------------------------------------------------
PG&E Corp.                                 $20.8
TXU Corp                                   17.1
Reliant Energy, Inc.                       15.3
FPL Group/Entergy (a)                      15.2
Consolidated Edison/Northeast Utilities (b)13.1
Exelon Corp. (c)                           12.2
Southern Company                           11.6
FirstEnergy/GPU, Inc. (d)                  11.3
AEP/CSW (e)                                10.0
Edison International                        9.7


COMPANIES SORTED BY ASSETS
                                          Total Assets
Utility Company                         (Billions of $)
----------------------------------------------------------
TXU Corp                                   $40.7
FirstEnergy/GPU, Inc. (d)                   40.0
FPL Group/Entergy (a)                       38.6
Southern Company                            38.4
Exelon Corp. (c)                            36.3
Edison International                        36.2
AEP/CSW (e)                                 33.2
PG&E Corp.                                  29.7
Dominion Resources, Inc. (f)                29.1
Consolidated Edison/Northeast Utilities (b) 27.8



COMPANIES SORTED BY NUMBER OF CUSTOMERS
                                        Customers
Utility Company                         (Millions)
-------------------------------------------------------
PG&E Corp.                                  8.4
FPL Group/Entergy (a)                       6.5
Consolidated Edison/Northeast Utilities (b) 6.4
Sempra Energy                               5.7
AEP/CSW (e)                                 4.7
Exelon Corp. (c)                            4.7
FirstEnergy/GPU, Inc. (d)                   4.3
Edison International                        4.3
TXU Corp                                    4.0
Dominion Resources, Inc. (f)                4.0



MARKET SHARE FOR UTILITIES WITHIN SERC/FRCC REGION
COMPANIES SORTED BY REVENUES
                                  Operating Revenues
Utility Company                    (Billions of $)
--------------------------------- -----------------
TXU Corp                                $17.1
Reliant Energy, Inc.                    15.3
FPL Group/Entergy (a)                   15.2
Southern Company                        11.6
Duke Energy Corp.                       10.9
AEP/CSW (e)                             10.0
Dominion Resources, Inc. (f)             8.8
Progress Energy, Inc. (g)                7.2
TECO Energy, Inc.                        2.0
SCANA Corp. (h)                          1.9



COMPANIES SORTED BY ASSETS
                                    Total Assets
Utility Company                    (Billions of $)
--------------------------------- -----------------
TXU Corp                                $40.7
FPL Group/Entergy (a)                   38.6
Southern Company                        38.4
AEP/CSW                                 33.2
Dominion Resources, Inc. (f)            29.1
Reliant Energy, Inc.                    26.2
Progress Energy, Inc. (g)               19.5
SCANA Corp. (h)                          6.4
Duke Energy Corp.                        6.2
TECO Energy, Inc.                        4.7


COMPANIES SORTED BY NUMBER OF CUSTOMERS
                                     Customers
Utility Company                      (Millions)
--------------------------------- ----------------
FPL Group/Entergy (a)                   6.5
AEP/CSW (e)                             4.7
Reliant Energy, Inc.                    4.0
TXU Corp                                4.0
Dominion Resources, Inc. (f)            4.0
Southern Company                        3.9
Progress Energy, Inc. (g)               2.5
Duke Energy Corp.                       2.0
AGL Resources, Inc.                     1.8
Southern Union Co.                      1.5

(a) File No. 333-44522              (e) File No. 70-9381
    (pro forma figures)
(b) File No. 70-9613                (f) File No. 70-9477
(c) File No. 70-9645                (g) File No. 70-9643
(d) File No. 001-06047              (h) File No. 70-9521
    (pro forma figures)



            As these charts show, the Merged Company will be comparable, in many respects, to other utilities in the nation and within the region in which the Applicants are located. Nonetheless, the "evils of bigness" against which Section 10(b)(1) is aimed are not implicated in the proposed Merger. Rather than resulting in inefficiencies, the Merger will enable Applicants to capitalize on "economy of management and operation [through] the integration and coordination of related operating properties." Section 1(b)(4). The operations of the Merged Company will not exceed the economies of scale of current and developing holding company systems or provide undue control to the Merged Company in the region in which it will provide service. Rather, Applicants desire to undertake the Merger for the express purpose of achieving savings only available through economies of scale and similar efficiencies.

            As explained in the Joint Proxy Statement/Prospectus of FPL Group and Entergy, attached hereto at Exhibit C-1 and incorporated by reference, the prime objective of the Merger is to position the companies to participate in the growing and increasingly competitive energy markets. Specifically, the Merger will combine the strength of the two companies, thus enabling them to offer customers a broader array of energy products and services more efficiently and cost-effectively than either company could acting alone, and, at the same time, create a larger and more diverse asset and customer base, with enhanced opportunities for operating efficiencies and risk diversification. Thus, the Merged Company will not create a "huge, complex, and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies for the benefit of investors and consumers. See AEP, supra; see also AEP/CSW.

                  iii.  Competition and Antitrust Considerations

            Section 10(b)(1) also requires the Commission to consider possible anti-competitive effects of a proposed merger. In this case, the Commission has concurrent jurisdiction with the Department of Justice (the "DOJ"), Federal Trade Commission (the "FTC"), and the FERC to consider the competitive effects of the Merger. The Applicants will file Notification and Report Forms with the DOJ and the FTC, as required by the HSR Act, which contain a description of the Merger's effects on competition. In addition, the Applicants have filed for the approval of FERC and state and certain municipal regulators in Arkansas, Louisiana, (including the City of New Orleans), Mississippi, and Texas.

            As discussed in Applicants' FERC application, attached hereto as Exhibit D-1, the Merger will result in no adverse effect on competition. Testimony by William H. Hieronymus and J. Stephen Henderson, of PA Consulting, Inc., analyzes in detail the potential horizontal and vertical market effects resulting from the Merger. First, Dr. Hieronymus concludes that the Merger will result in no adverse effect to competition based on the potential overlap of electric power markets. Second, Dr. Henderson concluded Applicants would not have the incentive or ability to use either their upstream electric transmission or gas transportation facilities to foreclose, or raise the costs of, rival gas-fired generators who compete with them for sales in downstream electric markets. With regard to electric transmission, Dr. Henderson concludes that if there were any vertical market power issues raised by the merger, such concerns would be fully mitigated by Applicants' commitments (as discussed below) to transfer ownership of their transmission facilities to RTOs in their respective regions pursuant to FERC Order No. 2000. With regard to gas transportation facilities, Dr. Henderson notes that FPL Group adds no upstream gas transportation or storage facilities to the asset mix considered by the FERC in its recent approval of the Entergy-Koch Partnership. Further, the Koch Gateway pipeline system does not serve any rival generators in the peninsula Florida electricity market.

            The only merger-related competitive concern identified by Dr. Henderson is the incremental effect of adding FPL generation to that already controlled by Entergy in the downstream markets wherein Applicants might benefit from the exercise of vertical market power. In his analysis, Dr. Henderson concludes that Applicants could not sustain a profitable strategy of foreclosing rivals' access to delivered gas due to the very small amount of Applicants' available generating capacity that would benefit from the higher price in those downstream markets, the limited amount of rival generation that potentially could be foreclosed, and the robust supply response to a hypothetical price increase. Dr. Henderson also concludes that raising the price of gas transportation to rival generators would not be profitable, based on the alternative (economic) supply options available to most rival generators (i.e., existing interconnections with other gas pipelines or alternative fuel capability). For the very few rival plants (4 out of 19) served by Gateway with limited supply alternatives, Dr. Henderson shows that these plants are on the margin one percent of the time or less and thus would not provide the basis for a profitable strategy of raising rivals' cost in upstream markets.

            Moreover, the additional benefits accompanying the Merger are outlined above in Item 1.B.1 and are benefits that the Commission has weighed against any concerns about concentration of control it has had in other transactions. See AEP, supra. Indeed, the Commission has approved even those acquisitions "that decrease competition when it concludes that [such] acquisitions would result in benefits such as possible economies of scale, elimination of the duplication of facilities and activities, sharing of production capacity and reserves, and generally more efficient operations." Northeast, supra (emphasis added).

            For all of these reasons, the Applicants believe that the Merger will not result in a concentration of control that will be detrimental to the public interest, but will offer the potential to facilitate an actual increase in competition in regional electricity markets.

            b.    Section 10(b)(2): Reasonableness of Consideration and Fees.

            Section 10(b)(2) provides that the Commission must approve the Merger unless it finds that the consideration, including all fees, paid by FPL Group and Entergy is not reasonable or does not bear a fair relation to the earning capacity of the utility assets underlying the companies. In its determination as to whether or not consideration for an acquisition meets the fair and reasonable test of Section 10(b)(2), the Commission has considered whether the price was decided as the result of arm's-length negotiations and whether each party's Board of Directors has approved the purchase price. National Grid Group, plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000) (hereinafter NGG, plc). The Commission also considers the opinions of investment bankers, id., and the earnings, dividends, and book and market value of the shares of the company to be acquired. See NGG, plc, supra; AEP/CSW, supra.

            Under the terms of the merger agreement, each share of FPL Group common stock outstanding immediately prior to the closing of the Merger will be converted into one share of WCB Holding common stock and each share of Entergy common stock outstanding immediately prior to the closing of the Merger will be converted into 0.585 of a share of WCB Holding common stock. The fairness of the consideration is evidenced by a number of factors. First, the consideration is the product of extensive and vigorous arm's length negotiations between FPL Group and Entergy conducted by senior management personnel assisted by financial and legal advisors skilled in mergers and acquisition transactions. Second, the Merger has been approved by the Board of Directors of both FPL Group and Entergy.

            Third, nationally-recognized investment banking firms retained separately by FPL Group and Entergy have reviewed extensive information concerning the Merger and conducted several valuation methodologies. In connection with the approval of the merger agreement, (i) FPL Group's Board of Directors considered the opinion of its financial advisor, Merrill Lynch, Pierce, Fenner& Smith Incorporated, dated July 30, 2000, to the effect that, as of such date, and based upon the assumptions made, matters considered and limits of review set forth in its opinion, the exchange ratio under the merger agreement applicable to each share of FPL Group Common Stock, taking into account the exchange ratio under the merger agreement applicable to each share of Entergy Common Stock, was fair, from a financial point of view, to the holders of FPL Group Common Stock, and
(ii) Entergy's Board of Directors considered, among other things, the opinions of its financial advisors, Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc., each dated July 28, 2000, and July 30, 2000, respectively, to the effect that, as of such date, the exchange rate (0.585 share of WCB Holding common stock for each share of Entergy common stock) pursuant to the merger agreement was fair from a financial point of view to the holders of shares of Entergy Common Stock. These opinions are attached hereto at Exhibits I-1, I-2, and I-3 and incorporated herein by reference. The following descriptions of the financial advisors' work are qualified in their entirety by reference to the full texts of such advisors' opinions.

            In rendering its opinion, Merrill Lynch performed a number of analyses, including: a comparison of certain financial, stock market, and other publicly available data for each of FPL Group and Entergy with selected similar publicly traded companies; discounted cash flow analyses of FPL Group and Entergy; analysis of the potential pro forma results of the Merger; and implied and historical exchange ratio analyses. In preparing its opinion, Merrill Lynch, among other things: reviewed certain publicly available business and financial information relating to FPL Group and Entergy that Merrill Lynch deemed to be relevant; reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of FPL Group and Entergy, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the merger furnished to Merrill Lynch by FPL Group and Entergy; and, conducted discussions with members of senior management of both FPL Group and Entergy.

            In rendering their opinions, Morgan Stanley and J.P. Morgan each performed a number of analyses, including one or more of the following: a discounted cash flow analysis, implied and historical ratio analyses, a pro forma transaction analysis, and a comparison of comparable companies. In preparing their analyses, Entergy's financial advisors reviewed, among other things, both public and non-public historical and pro forma financial information and forecasts of FPL Group and Entergy and publicly available terms of comparable businesses and merger transactions. In addition, Entergy's financial advisors held discussions with certain members of the management of FPL Group and Entergy.

            Moreover, the Applicants believe that the overall fees, commissions, and expenses to be incurred in connection with the Merger will be reasonable and fair in light of the size and complexity of the Merger relative to other transactions and the anticipated benefits of the Merger to the public, investors, and consumers. FPL Group and Entergy estimate their fees and expenses to be approximately $99 million. These fees will be consistent with those incurred in comparable merger transactions previously approved by the Commission. See, e.g., Exelon Corp., Holding Co. Act Release No. 27259 (Oct. 20, 2000) (hereinafter Exelon) (fees and expenses estimated at $87.4 million); AEP/CSW, supra (fees and expenses approximately $72.7 million).

            In light of the foregoing and considering all relevant factors, the Applicants believe the aggregate consideration and fees to be paid are reasonable and bear a fair relation to the earnings capacity of the utility assets underlying the Applicants' shares. Accordingly, the consideration to be paid meets the standards of Section 10(b)(2).

            c.    Section 10(b)(3):  Capital Structure and the Public Interest.

            Section 10(b)(3) requires the Commission to determine whether the Merger will unduly complicate the Merged Company's capital structure or would be detrimental to the public interest, the interests of investors or consumers, or the proper functioning of post-Merger system. Acquisitions do not unduly complicate the capital structure of a holding company system where the purchaser's capital structure negligibly is affected and the acquisition satisfies the minimum level of common equity generally found acceptable by the Commission. AEP/CSW, supra; NGG, plc.

            The proposed combination of FPL Group and Entergy will not unduly complicate the capital structure of the post-Merger system, FPL Group or Entergy. The Merger, which will be consummated through an exchange of FPL Group and Entergy common stock for WCB Holding common stock, will create a common stockholder's equity in the Merged Company that is the sum of the common stockholder's equity in FPL Group and Entergy less two adjustments: (1) non- recurring merger costs and (2) reductions in common equity resulting from the stock repurchase programs of FPL Group and Entergy. In addition, the Merged Company will have available for use in the retirement of fractional shares interests and short- term working capital requirements credit requirements in the amount of $100 million.

            The following table shows the approximate historical capitalization of FPL Group and Entergy and the pro forma capitalization for the Merged Company as of September 30, 2000.


        Historical Capital Structure of FPL Group and Entergy
                        (dollars in millions)

                                  FPL Group                 Entergy

Debt Due Within One Year      $1,178       11%          $408       3%
Long-Term Debt                $3,480       33%        $7,322      48%
Preferred Stock                 $226        2%          $400       3%
Common Stock Equity           $5,679       54%        $7,076      46%
Total Capitalization         $10,563      100%       $15,206     100%


             Post-Merger Consolidated Capital Structure*
                        (dollars in millions)
                             (unaudited)

Debt Due Within One Year            $1,586            6%
Long-Term Debt                     $10,802           43%
Preferred Stock                       $626            2%
Common Stock Equity                $12,381           49%
Total Capitalization               $25,395          100%

      *The pro forma capital structure does not reflect any FPL Group and Entergy share repurchases subsequent to September 30, 2000 that are currently authorized.


            Following the Merger, the Merged Company will have a capital structure which meets the Commission's criteria: the Merged Company will own all of the common stock of FPL Group and Entergy and indirectly all of the common stock of the subsidiaries of FPL Group and Entergy, thus there is no issue of minority ownership of common stock.17 Moreover, the pro forma debt to equity ratio of the Merged Company will be approximately fifty percent, well in excess of the minimum level of common equity generally found acceptable by the Commission.
--------
17 The common stock that WCB Holding proposes to issue in connection with the Merger has the same par value, substantially the same rights and prefer ence as to dividends and distributions as FPL Group common stock and Entergy common stock.

      2.    Section 10(c).

            Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

      (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of
            Section 11; or

      (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

            a. Section 10(c)(1): Lawfulness under Section 8 and Detriment to Carrying Out Section 11

                  i.    The Merger is lawful under Section 8

            Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substantially the same territory without the express approval of the state commission where state law prohibits or requires approval of the acquisition. The Merger will not result in any new situations of common ownership of so-called "combination" systems within a given state. Post-Merger, Entergy Gulf States will continue to provide both electric and natural gas service in certain areas of Louisiana and Entergy New Orleans will continue to provide both electric and natural gas service within the City of New Orleans. Because Louisiana and New Orleans permit combination electric and gas utilities, the Merger does not raise any issue under
Section 8, or accordingly, the first clause of Section 10(c)(1).

                  ii. The Merger will not be detrimental to carrying out the provisions of Section 11

            Section 10(c)(1) also requires that the Merger not be "detrimental to the carrying out of the provisions of Section 11." First,
Section 11(b)(1) generally requires a registered holding company to limit its operations to a "single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public- utility system." Second, Section 11(b)(2) directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding- company system." By its terms, however,
Section 10(c)(1) does not require that the Merger "comply to the letter with Section 11." Madison Gas & Electric Co. v. SEC, 168 F.3d 1337, 1343 (D.C. Cir. 1999) (hereinafter Madison Gas) ("In contrast to its strict incorporation of section 8 (proscribing approval of an acquisition "that is unlawful" thereunder), with respect to section 11 section 10(c)(1) prohibits approval of an acquisition only if it "is detrimental to the carrying out of [its] provisions."). As described below, the Applicants believe the Merger is not detrimental to carrying out the provisions of
Section 11.

                        (a) Section 11(b)(1) - Single Integrated Public Utility System

            Section 11(b)(1) directs the Commission generally to limit a registered holding company "to a single integrated public-utility system."
Section 2(a)(29) of the Act provides separate definitions of the term "integrated public-utility system" for gas and electric companies. For electric utility companies, the term means:

      a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation . . . .

For gas utility companies, the term means:

      a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; Provided, that gas utility companies deriving gas from a common source of supply may be deemed to be included in a single area or region.

            Further, Section 11(b)(1) permits the acquisition and retention of more than one integrated public utility system if the requirements of
Section 11(b)(1)(A), (B) and (C) are satisfied.


Background

            Early in its administration of the Act, the Commission construed Section 11(b)(1) to restrict significant geographic expansion by holding company systems. This limitation was not an absolute principle, but rather the product of specific facts and circumstances. As underlying conditions have changed, so too has the Commission's treatment of Section 11(b)(1). Such pragmatic flexibility has characterized the Commission's administration of the Act generally over time. As the Commission expressly noted, the Act "creates a system of pervasive and continuing economic regulation that must in some measure at least be fashioned from time to time to keep pace with changing economic and regulatory climates." Union Electric Co., Holding Co. Act Release No. 18368, n. 52 (Apr. 10, 1974), quoted in Consolidated Natural Gas Co., Holding Co. Act Release No. 26512 (April 30, 1996) (authorizing international joint venture to engage in energy marketing activities). Further, in recent decisions the Commission has cited U.S. Supreme Court and federal Courts of Appeals cases that recognize that an agency is not required to "establish rules of conduct to last forever,"18 but must adapt [its] rules and policies to the demands of changing circumstances"19 and to "treat experience not as a jailer but as a teacher."20

--------
18 Rust v. Sullivan, 500 U.S. 173 (1991) (hereinafter Rust); American Trucking Assns., Inc. v. Atchison, T.&S.F.R. Co., 387 U.S. 397 (1967); Shawmut Assn. v. SEC, 146 F.2d 791 (1st Cir. 1945) (hereinafter Shawmut).
19    NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10,
      1999)(hereinafter NIPSCO), citing Rust, supra at 186-87.
20    NIPSCO, supra, citing Shawmut, supra at 796-97.


            When considering the evolving concept of system integration under Section 11(b)(1), it is important to bear in mind the unchanging purpose underlying that concept. As set forth in Section 1(b)(4) of the Act, Section 11(b)(1) was intended to address a "growth and extension of holding companies [that] bears no relation to economy of management and operation or the integration and coordination of related operating properties . . . ." See also Northeast Utilities, supra at n. 13 (noting that Section 1(b) identifies "the expansion of holding company systems without regard to the integration and coordination of related utility properties" as a specific abuse arising out of the holding company structure that the Act was intended to correct); Centerior, supra; see generally AEP/CSW, supra. The Commission has sometimes referred to this phenomenon as "scatteration" and has emphasized that its elimination is a means to an end, and not an end in itself. Thus the Commission has found that an "analysis of the Act and a study of our function under Section 11 in light of the preamble to the Act . . . make it clear that integration and the elimination of scatteration is not an end in itself but rather that it is required under the Act in order to eliminate various abuses and evils which are inherent in scatteration." In re Central U.S. Utilities Co., et al., Holding Co. Act Release No. 2588 (March 1, 1941); accord AEP/CSW, supra; New Century Energies, Inc., Holding Co. Act Release No. 272122 (Aug. 16, 2000) (hereinafter New Century Energies); Exelon, supra; Energy East Corp., Holding Co. Act Release No. 27224 (Aug. 31, 2000) (hereinafter Energy East). The problem to be solved through integration was one of "unbridled and unsound expansion of utility holding companies controlling utilities scattered from coast to coast . . . . These systems were not based upon any rational pattern of utility system structure, but rather were an exercise in empire building based primarily on financial considerations and financial maneuvering." AEP, supra; accord AEP/CSW, supra; accord Exelon, supra.

            Accordingly, the Commission's principal policy concern in connection with system integration has been the potential disparity between purely financial considerations and the efficient coordination of utility systems and their operation. Thus, the solution to the scatteration problem
- namely, physical integration - is necessarily an evolving concept because what constitutes a "rational pattern of utility system structure" must change as the industry evolves. For this reason, Section 11 is not intended to impose "rigid concepts" but rather creates a "flexible" standard designed "to accommodate changes in the electric utility industry." UNITIL Corp., Holding Co. Act Release No. 25524 (Apr. 24, 1992) (hereinafter UNITIL). The point is driven home in Section 2(a)(29)(A), which expressly directs the Commission to consider the "state of the art" in analyzing whether a system is not too large to lose the benefits of "localized management, efficient operation, and the effectiveness of regulation . . .
 ." The same section requires the Commission to look to "normal conditions", an inherently evolving concept, when determining whether a system may be
"economically operated as a single coordinated system . . . ." Past decisions interpreting integration standards in light of the "state of the art" that obtained in the past thus do not rigidly constrain the Commission when it confronts issues of the present. See, e.g., AEP, supra (noting that the state of the art - technological advances in generation and transmission, unavailable thirty years prior - served to distinguish a prior case and justified "large systems spanning several states"); accord AEP/CSW, supra; New Century Energies, supra; see also Energy East, supra; Exelon, supra.

            The ongoing restructuring of the U.S. electric utility industry has further reshaped the concept of integration. This is because from the perspective of the past these developments could be viewed as a type of intentional "disintegration" mandated by regulatory and statutory changes. In implementing the transmission access requirements of the Energy Policy Act of 1992, FERC required in its Order Nos. 888 21 and 889 22 that electric utilities functionally unbundle their transmission and generation operations. At a minimum this means that utilities owning both generation and transmission facilities must utilize transmission services under a tariff of general applicability; must separate rates for wholesale generation, transmission and ancillary services; and must rely on the same electronic information network relied on by their transmission customers. Many recent state laws, including restructuring legislation enacted in Arkansas and Texas, further encourage this "disintegrative" tendency by mandating competitive resource procurement and retail electric competition, and the functional separation (and, in some states, divestiture) of generation from transmission and distribution operations.

            While these developments may appear disintegrative from the perspective of the past, viewed from the present they represent the emergence of market prices as the primary integrative mechanism for electric utility systems. Rapid developments in technology and the emergence of the power marketing and energy trading businesses have facilitated efficient and competitive low-cost electric markets. Open access to transmission services means that all utilities are integrated to some degree both de facto and de jure. Indeed, the new practices and procedures for integrating a disaggregated electric utility industry are found in the required practices of regional transmission organization ("RTOs"), as set forth in the FERC's recent rulemaking on the subject.23 RTOs are intended to facilitate trading regions with vastly reduced economic constraints on transmission access and with the ability to manage and plan for new transmission on a regional basis to help alleviate transmission constraints, thereby providing member entities with both the requisite physical and economic means to integrate their systems.

            In light of changes such as these, the Commission Staff has recommended that the Commission "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration requirement."24 As always, the ultimate criteria in judging whether the Act's integration requirements have been met is whether the proposed outcome "will lead to a recurrence of the evils the Act was intended to address."25 In addition, recent merger orders of the Commission have taken into consideration changes in the electric utility business, including the development of independent transmission system operators.
See, e.g., Energy East, supra. The Applicants submit that it is not even remotely possible that their proposed arrangements described below could encourage or lead to the evils produced by scatteration and that, accordingly, there is no basis to conclude that those arrangements would not satisfy the Act's integration requirements.
--------
21 Promoting Wholesale Competition through Open Access Non-Discriminatory Transmission Services by Public Utilities, Order No. 888, FERC Stats. & Regs., Regulations Preambles,P. 31,036 (1996), order on reh'g, FERC Stats. & Regs., Regulations Preambles,P. 31,048 (1997), order on reh'g, 81 FERC P. 61,248 (1997), order on reh'g, 82 FERCP. 61,046 (1998).
22 Open Access Same-Time Information System (formerly Real-Time Informa tion Network) and Standards of Conduct, Order No. 889, FERC Stats. & Regs., Regulations Preambles,P. 31,035 (1996), order on reh'g, III FERC Stats. & Regs., Regulations PreamblesP. 61,253 (1997).
23 Regional Transmission Organizations, Order No. 2000, 89 FERCP. 61,285 (Dec. 20, 1999), reprinted at 65 Fed. Reg. 810 (Jan. 6, 2000).
24 Division of Investment Management, The Regulation of Public-Utility Holding Companies, June 1995 at 67 (hereinafter "1995 Report").
25 Southern Co., Holding Co. Act Release No. 25639 (Sep. 23, 1992), quoting Union Electric, supra.

Integration Standards for Electric Systems

            Before the Commission will find that a proposed merger of two separate electric systems will result in an integrated public utility system, an applicant must satisfy four statutory standards created by
Section 2(a)(29)(A):

      (i) the utility assets of the systems must be physically interconnected or capable of physical interconnection;

      (ii) the utility assets, under normal conditions, must be economically operated as a single interconnected and coordinated system;

      (iii) the system must be confined in its operations to a single area or region; and

      (iv) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

See, e.g., Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263
(9th Cir. 1990) (citing In re Electric Energy Inc., Holding Co. Act
Release No. 13871 (Nov. 28, 1958)). In a world of vertically-integrated utility monopolies subject to constrained transmission access, the arrangements that will satisfy this test will vary substantially from those characteristic of a world dominated by functional unbundling, competition, open access transmission, and the comprehensive interconnection of utility systems created by such access and RTOs. Finally, as noted above Section 10(c)(1) does not require the Commission to find that a transaction "compl[ies] to the letter with section 11", only that it is not "detrimental" to carrying out it provisions. Madison Gas, supra. In any event, as discussed below Applicants believe the Merger meets each of these standards.

      (i)   Physical Interconnection

            The first requirement for an integrated electric public utility system is that the electric generation and/or transmission and/or distribution facilities comprising the system be "physically interconnected or capable of physical interconnection." The Merged Company will satisfy this requirement by connecting its system through the use of transmission paths over a third party systems. The use of such paths is now standard procedure in the industry and has received strong encouragement by Congress in the Energy Policy Act of 1992 and FERC actions implementing that statute.

            Even prior to these recent developments, the Commission found that parties relying on third-party lines to interconnect their systems are "physically interconnected or capable of physical interconnection." See, e.g., Northeast Utilities, supra; Centerior supra; UNITIL, supra. The Commission has confirmed this approach in a number of recent cases. See Energy East, supra; CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000) (hereinafter CP&L Energy); AEP/CSW, supra; New Century Energies, supra; Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25, 1998); C&T Enterprises, Inc., Holding Co. Act Release No. 26973 (Feb. 5, 1999). These cases firmly stand for the proposition that utilities can satisfy the interconnection requirements of Section 2(a)(29) through use of another party's transmission lines. For example, in Centerior, supra, the Commission accepted a plan to interconnect two systems through third-party transmission lines which would be available only to the extent that such use of the lines did not impair the transmission rights of others under a comprehensive power pool transmission agreement. The Commission accepted Centerior's reliance on third-party lines based on a demonstration that its use of those lines would not interfere with the rights of any other parties and that the lines would be available to it when needed. See also Northeast Utilities, supra (accepting applicants' interconnection through reliance on a right to use a third-party's lines). Most recently, the Commission has found that transmission service obtained from an unaffiliated entity under FERC-approved open access transmission tariffs is sufficient to meet the interconnection requirement of Section 2(a)(29)(A) in situations where there is a high level of assurance that transmission capacity will be available when needed. See Energy East, supra; CP&L Energy, supra; see also AEP/CSW, supra (quantities of power in excess of a 250 contract path arranged for by the applicants could be moved between regions of the system in any given hour by using non-firm transmission rights).

            The Merged Company similarly will interconnect its post-Merger system through a transmission path over third-party lines. As described below, (i) the Applicants have purchased a 150 MW long-term firm contract transmission path from the FPL system to the Entergy system via Southern Company (the "Contract Path") and (ii) the Applicants and load-serving entities, as needed, also will reserve on an open-access basis extensive firm and non-firm transmission capacity on third party transmission paths to further interconnect FPL and the Entergy domestic utilities.

            The following simplified schematic shows the interconnections among Southern Company, FPL, and the Entergy domestic utilities:

[GRAPHIC OMITTED]





            The Contract Path consists of a long-term, firm reservation for 150 MW of transfer capability from the FPL interconnection with Southern Company to the Southern Company interconnection with Entergy's control area. The Contract Path begins on January 1, 2001 and expires on January 1, 2002. If, by this expiration date, the Applicants have not otherwise interconnected their systems, the Applicants commit to renew the Contract Path on a yearly basis if required to fulfill the requirements of Section 11 of the Act. The Applicants have the ability, through Southern Company's open access tariff, to renew the Contract Path on a yearly basis as needed to satisfy the integration requirement.26
--------
26 If for any reason the Applicants determine not to renew the Contract Path, the Applicants will file a post-effective amendment concerning the measure they will take to ensure that the interconnection requirements of Section 2(a)(29) of the Act are satisfied. The Commission has accepted similar commitments made by other holding companies integrating their systems through firm contract paths. See, e.g., AEP/CSW, supra.

            The Contract Path will be used to transfer power from FPL to the Entergy control area pursuant to the terms of the System Integration Agreement between FPL, the Entergy Operating Companies, and WCB Services, as renamed upon Merger consummation, which agreement is attached hereto at Exhibit B-2. Specifically, capacity exchanges will be made between the Entergy and FPL control areas when capacity is available and the selling control area's opportunity cost is lower than the buying control area's decremental capacity purchase cost. Applicants note that their use of the Contract Path is essentially identical to the unidirectional contract path used to integrate the American Electric Power Company, Inc. and Central and South West Corporation systems, recently approved by the Commission. AEP/CSW, supra. As the Commission stated in that case, "[w]e have previously found the interconnection requirement to be satisfied on the basis of the merging companies' contractual rights to use a third party's transmission lines." AEP/CSW, supra. Similarly, New Century Energies and Northern States Power were permitted to integrate their systems through a unidirectional 100 MW firm contract path over the Public Service Company of Oklahoma and the Ameren systems. New Century Energies, supra, and Carolina Power & Light Company and Florida Power Corporation similarly were permitted to interconnect through a 50 MW contract path. CP&L Energy, supra; Energy East, supra.

            In addition to the Contract Path, the Applicants will supplement their interconnection through the use of firm and non-firm short-term reservations made on an open access basis. The Commission recently found that open access transmission service is sufficient to meet the interconnection requirement of Section 2(a)(29)(A). CP&L, supra. Similarly, in the event the Applicants need transfer capability in excess of that provided by the Contract Path, the Applicants will reserve firm or non-firm transmission capacity on these paths on a short-term basis and avoid paying the high cost of reserving additional transmission capacity on a long-term basis. These cost savings will be substantial because it is significantly more expensive to reserve transmission capacity on a long-term (i.e., 24 hours/day, 365 days/year), firm basis than to purchase transmission capacity for only those hours when transmission is needed. See id. Therefore, electric consumers served by the post-Merger system will receive almost all of the benefits of additional long-term firm transmission at a significantly lower cost, which, in turn, makes integration of the Applicants' system more economic.

            In sum, the post-Merger system will be "physically interconnected" through third-party transmission. This interconnection will be established on the basis of contract paths typical of today's interconnected electric utility system, including both firm contract paths and non-firm arrangements. The Commission in numerous cases has accepted applicants' reliance on contract paths and participation in power pools to satisfy the interconnection requirements. Applicants believe that their interconnection plans conform in all material respects with Commission precedent and that, as a result, the post-Merger system will satisfy the interconnection requirement of Section 2(a)(29)(A).

      (ii)  Coordination

            Through the System Integration Agreement, the Merged Company will coordinate the economic dispatch of its post-Merger system by coordinating generation dispatch, and the installation and maintenance of generation, for FPL and the Entergy domestic utilities. Historically, the Commission has interpreted the requirement that an integrated electric system be economically operated under normal conditions as a single interconnected and coordinated system "to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs." Conectiv, supra, citing North American Co., Holding Co. Act Release No. 3466 (Apr. 14, 1942), aff'd, 133 F.2d 148 (2d Cir. 1943), aff'd, 327 U.S. 686 (1946). The Commission has
noted that, through this standard, Congress "intended that the utility properties be so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to one another." Id. (internal citations omitted).

            The Commission's established standards in this respect strongly reflect the essential characteristics of the vertically-integrated utility monopolies that dominated the industry from 1935 until the recent past. However, Section 2(a)(29)(A) in relevant part requires only that systems be "economically operated" and "coordinated;" it does not establish specific structural or operational requirements for utility systems. As more states move down the path toward retail competition, with some states eliminating vertically-integrated monopolies through significant divestiture of generating assets (as Texas and Arkansas have done), and as the growth of liquidity in wholesale markets continues, coordination though market operations, and not through joint dispatch, will be the primary means of achieving the efficiency of operations formerly effected through joint dispatch. In a competitive market, coordination of regional generation facilities and efficiency in generation dispatch will be achieved through a combination of competitive bidding for power sales, which will ensure economic dispatch, as well as through RTOs, which will coordinate generation maintenance schedules and generation dispatch for system reliability purposes.

            While Applicants wish to highlight current practices in the industry, it is important to note that this is not a matter of first impression. Nearly a decade ago, the Commission found that the coordination requirement could be satisfied even where a system's generating units are not jointly dispatched and even where power never flows between two parts of the system. See Sierra Pacific Resources, Holding Co. Act Release No. 24566 (Jan. 28, 1988), aff'd by Environmental Action, Inc., supra (approving Sierra Pacific's participation in a consortium of utilities acquiring interests in a company that would own and operate the Thousand Springs generating unit); Electric Energy, Inc., supra (approving the acquisition by a consortium of utilities of interests in a company that would own and operate a generating unit). In these cases the Commission authorized holding companies to join a consortium of utilities to acquire interests in companies formed solely for the purpose of operating a generating plant. In neither case, however, did the participating holding companies commit to joint dispatch of the plants or to coordinating the output of the plants with the rest of their systems. Rather, the consortium participants were to take output from the shared facilities only where it was available and/or economical from the perspective of the individual owner. The Commission found in both cases that the plants at issue could be operated as part of a coordinated system within the meaning of Section 2(a)(29)(A) where the owner holding companies relied on their own market criteria rather than dispatch procedures and protocols to utilize the facilities in question on a joint basis.

            Moreover, in applying the integration standard, the Commission consistently has looked beyond the coordination of generation and transmission within a system and considered the coordination of other activities, including the coordination of other activities. See, e.g., General Public Utilities Corp., Holding Co. Act Release No. 13116 (Mar. 2,
1956) (integration is accomplished through central load dispatching as well as through coordination of maintenance and construction requirements); Middle South Utilities, Inc., Holding Co. Act Release No. 11782 (Mar. 20,
1953), petition to reopen denied, Holding Co. Act Release No. 12978 (Sep. 13, 1955), rev'd sub nom. Louisiana Public Service Commission v. SEC, 235 F.2d 167 (5th Cir. 1956), rev'd, 353 U.S. 368 (1957) (integration accomplished through an operating committee coordinating not only central dispatching but also of construction programs, maintenance of records and necessary reports, and other interrelated operations); North American Co., Holding Co. Act Release No. 10320 (Dec. 28, 1950) (economic integration demonstrated by exchange of power, coordination of future demand, sharing of extensive experience regarding engineering and other operating problems, and furnishing of financial support to company being acquired.). The Commission has confirmed this approach in a number of recent cases. See, e.g., AEP/CSW, supra (coordination accomplished through umbrella intra-system operating agreements, joint marketing efforts, and administrative coordination); New Century Energies, supra (same). Indeed, the SEC has found that in the absence of generation or transmission coordination, other modes of coordination or activities can satisfy the standards of the Act. See Energy East, supra.

            The Applicants will satisfy the Section 11 integration requirements through the coordination of dispatch and through the centralization of a number of other operational activities. With regard to dispatch, the Merged Company will coordinate the operation of the power supply resources of the FPL and Entergy Operating Companies pursuant to a System Integration Agreement, similar to that used in the recent combination of AEP and CSW. Specifically, FPL and the Entergy System each will make available to the other any capacity or energy in excess of that needed to meet requirements within their respective systems. Such exchanges of capacity and energy will be made when it is economic to do so, i.e., when the seller's foregone opportunity cost is lower than the decremental capacity or energy cost of the buyer. As in AEP/CSW, this coordination of dispatch will be facilitated by the Contract Path, which will enable the Applicants to wheel power between their systems in order to respond to economic dispatch needs. See AEP/CSW, supra (250 MW contract path used to realize intra-system transfers when capacity is needed in a portion of the system).

            The Applicants also will coordinate the operation of the post-Merger system through a number of other activities, including coordinated marketing efforts, the integration of administration and general services and programs, and gas/electric convergence measures, which will lead to lower costs for gas as a fuel for the generation of electricity. First, under the System Integration Agreement, Applicants will coordinate the planning of the installation and maintenance of generation and the acquisition of new power supply resources by FPL and the Entergy Operating Companies. Second, the Applicants will consolidate a variety of administrative services for the post-Merger system, authorization for which is requested below. In light of the developments that have occurred in the electric utility industry and the regulatory framework that applies to it, the Applicants believe the coordination of utilities in the current marketplace primarily will be achieve through these market and contractual arrangements rather than through historical joint dispatch. See AEP/CSW, supra; Energy East, supra.

            In short, the combined company will be centrally and efficiently planned and operated. As with other merger applications approved by the Commission, the combined system will be capable of being economically operated as a single interconnected and coordinated system.

      (iii) Single Area or Region

            As required by Section 2(a)(29)(A), the operations of the post-Merger system will be confined to a "single area or region in one or more States." The Act clearly recognizes the relative nature of this issue. While it does not define "area" and "region," the term "single area or region" clearly does not confine a system's operations to a small geographic area or a single state. On the contrary, the statute specifies no specific size limitation but rather provides, as long recognized by the Commission, that practical considerations must inform the question of size, including the system's effect, if any, on the "advantages of localized management, efficient operation, and the effectiveness of regulations" in light of "the state of the art and the area or region effected." NIPSCO, supra (analyzing the single area or region requirement for gas utility properties, the Commission noted that the acquisition would not have "an adverse effect upon localized management, efficient operation or effective operation"); see also AEP/CSW, supra; New Century Energies, supra.

            As the Commission has recognized, "[d]istance raised many more barriers to integration when the Act was passed in 1935 than is the case today." AEP/CSW, supra. Accordingly, the Commission Staff has recommended that the Commission "interpret the 'single area or region' requirement flexibly, recognizing technological advances, consistent with the purposes and provisions of the Act" and that the Commission place "more emphasis on whether an acquisition will be economical" 1995 Report at 66, 69. In particular, the Staff has recognized that "recent institutional, legal and technological changes . . . have reduced the relative importance of . . . geographical limitations by permitting greater control, coordination and efficiencies" and "have expanded the means for achieving the interconnection and economic operation and coordination of utilities with non- contiguous service territories." Id. at 69. It also has recognized that the concept of "geographic integration" has been affected by "technological advances in the ability to transmit electric energy economically over longer distances, and other developments in the industry, such as brokers and marketers." Id. The Commission repeatedly has confirmed its support for the Staff's Report, citing, in particular, the Staff's recommendation that the Commission "continue to interpret the 'single area or region' requirement of [the Act] to take into account technological advances." NIPSCO, supra; see also AEP/CSW, supra; New Century Energies, supra; Sempra Energy, Holding Co. Act Release No. 27095 (Oct. 25, 1999).

            The Applicants believe that the post-Merger system will satisfy the "single area or region" requirement. While the electric service territories of the FPL and the Entergy domestic utilities are not contiguous, they nonetheless are in the same "area or region." The service territories of FPL are located entirely within the state of Florida. The Entergy domestic utilities are located within Mississippi, Louisiana, Arkansas, and Texas. The distance between FPL and Entergy Mississippi is approximately 550 miles. Maps showing the service territories and transmission systems of FPL, and the Entergy domestic utilities and the surrounding region are attached hereto at Exhibits E-1 through E-4, respectively. The Commission previously has found that combining systems need not be contiguous in order to meet the "single area or region" test. See, e.g., Conectiv, supra; Energy East, supra; CP&L Energy, supra.

            The Merger represents a logical extension of the existing service territory of FPL Group and Entergy in light of contemporary circumstances. As the Commission has recognized, the concept of area or region is not a static one and must be refashioned to take into account the present realities of the electric industry, consistent with the provisions of the Act. See AEP/CSW, supra. These present realities have effectively shrunk the world in which the industry operates. Id. (noting that intervenors' "emphasis on geographical distances ignores the technological and regulatory changes in the industry that have made economic and coordinated operation possible over great distances."). Accordingly, the Commission recently found that the combined AEP/CSW holding company system
- which operates in eleven states, spanning from southern Texas to northern Ohio - operates within a "single area or region" as contemplated by Section 11 of the Act. See AEP/CSW, supra (rejecting intervenors contention that the AEP/CSW system "is too large to satisfy the single area or region requirement"). Given this precedent, the concept of a region under Section 2(a)(29)(A) certainly includes the five-state region of the post- Merger system.

      (iv)  Localized Management, Efficient Operation, and Effective Regulation

            The final clause of Section 2(a)(29)(A) requires the Commission to consider the size of the post-Merger system (considering the state of the art and the area or region affected) and its effect upon localized management, efficient operation, and the effectiveness of regulation. The size of the post-Merger system will not impair the advantages of localized management, the efficient operation of the system, or the effectiveness of regulation. Instead, the Merger actually will increase the efficiency of operations.

            Localized Management - The Commission has found that an acquisition does not impair the advantages of localized management where the new holding company's "management [would be] drawn from the present management," Centerior, supra, or where the acquired company's management would remain substantially intact. AEP, supra; accord AEP/CSW, supra. The Commission has noted that the distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communication and transportation." AEP, supra. The Commission also evaluates localized management in terms of whether a merged system will be "responsive to local needs." Id.

            The management of the post-Merger system will be drawn primarily from the existing management of FPL Group and Entergy and their subsidiaries. Each of the domestic utility companies will maintain its existing headquarters and will continue to operate through the regional offices with local service personnel and line crews available to respond to customers needs. Changes to the management of the combined company and its subsidiaries may be made in order to achieve the economies associated with the Merger, as discussed herein. The Applicants expect the post-Merger system will preserve the well-established delegations of authority - currently in place at the FPL and the Entergy domestic utilities - which permit local and regional management teams to budget for, operate, and maintain the electric distribution system, to procure materials and supplies, and to schedule work forces in order to continue to provide the high quality of service which customers of FPL and the Entergy domestic utilities have enjoyed in the past. Accordingly, the advantages of localized management will not be impaired.

            Efficient Operation - As discussed above in the analysis of
Section 10(b)(1), the size of the post-Merger system will not impede efficient operation; rather, the Merger will result in significant economies and efficiencies as described in herein. Operations are more efficiently performed on a centralized basis because of economies of scale, standardized operating and maintenance practices, and closer coordination of system-wide matters.

            Effective Regulation - The Merger will not impair the effectiveness of regulation at either the state or the federal level. On a state level, the Commission has found that the effectiveness of regulation is not impaired where the same state regulators have jurisdiction both before and after a merger. See, e.g., Conectiv, supra; General Public Utilities Corp., Holding Co. Act Release No. 13116 (Mar. 2, 1956) (hereinafter GPU). Each electric utility subsidiaries of the Merged Company will continue to be regulated by the same state or local commission with respect to retail rates, service, and related matters.

            On the federal level, the post-Merger system will continue to be regulated by the Commission. The electric utility subsidiaries of the combined system will continued to be regulated by the FERC with respect to interstate electric sales for resale and transmission services and by the NRC with respect to theoperation of nuclear facilities. The jurisdiction of other federal regulators is similarly unaffected.

Retention of Other Businesses

            In complying with the requirement of Section 10(c)(1) that the Merger not be "detrimental to the carrying out of the provisions of Section 11," the Commission also must consider whether the retention and/or acquisition by the Merged Company of the gas operations of Entergy Gulf States and Entergy New Orleans and the non-utility businesses of FPL Group and Entergy satisfies the requirements of Section 11(b)(1). But see Madison Gas, supra at 1343 (Section 10(c)(1) does not require that the Merger "comply to the letter with Section 11."). Section 11(b)(1) of the Act requires that a registered holding company limit its operations to (1) a single integrated public utility system; (2) "such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system;" and (3) additional integrated utility systems that meet the "A-B-C" test of section 11(b)(1). The post-Merger system will meet these standards.

      1.    Natural Gas Operations

            In complying with Section 10(c)(1)'s requirement that the Merger not be "detrimental to the carrying out of the provisions of Section 11," the Commission also must consider whether the retention of the Entergy gas systems satisfies the requirements of Section 11(b)(1). But see Madison Gas, supra at 1343 (Section 10(c)(1) does not require that the Merger "comply to the letter with Section 11."). The Commission historically has interpreted this provision to require registered holding companies to be comprised of either an integrated gas system or an integrated electric system, but not both. To the extent an integrated electric system seeks to retain a gas system, the electric system must satisfy the "A-B-C" clauses of Section 11(b)(1). Under those provisions, a registered holding company can own "one or more" additional integrated systems if certain conditions are met. Specifically, the Commission must find that (A) the additional system "cannot be operated as an independent system without the loss of substantial economies which can be secure by the retention of control by such holding company of such system," (B) the additional system is located in one state or adjoining states, and (C) the combination of systems under the control of a single holding company is not so large ... as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

            In addition to their principal electric businesses, Entergy Gulf States and Entergy New Orleans operate small retail gas distribution systems. Entergy Gulf States' gas distribution system is located in East Baton Rouge Parish, Louisiana, and covers approximately 220 square miles, serving approximately 89,000 customers. Entergy New Orleans' gas distribution system is located in the City of New Orleans, Louisiana, and serves approximately 146,000 customers. The Applicants believe retention of these gas distribution systems continues to satisfy the requirements of the "A-B-C" clauses and, as such, request authority to retain the Entergy gas systems.

            A.    Loss of Economies

            In permitting Entergy to retain its existing gas businesses, the Commission in previous orders has recognized that a divestiture of these businesses would result in significant lost economies to the Entergy system. Long ago, the Commission determined that Entergy New Orleans' gas distribution business could be retained under the Act. Middle South Utilities, Inc., Holding Co. Act Release No. 11782 (March 20, 1953). The Commission affirmed this decision in connection with Entergy's acquisition of Entergy Gulf States, in which the Commission determined that the retention of the combined Entergy New Orleans and Entergy Gulf States gas distribution systems satisfy the integrated system requirements under section 11(b)(1). See 1993 Order, supra. In particular, the Commission found that the estimated loss of economies that would result if Entergy Gulf States were to operate independently met the historical guidelines established by Engineers Public Service Co., 12 S.E.C. 41, 59 (1942), rev'd on other grounds and remanded, 138 F.2d 936 (D.C. Cir. 1943), vacated as moot, 332 U.S. 788 (1947) (hereinafter Engineers Public Service). The Commission also noted that if operated independently, Entergy Gulf States would be one of the smallest comparable investor-owned gas distribution companies in the region and that the Commission has recognized that small utilities have particular difficulty operating independently. The facts upon which the Commission's determinations with respect to Entergy New Orleans and Entergy Gulf States have not changed in any material respect since the 1993 Order, except that if anything, the expected lost economies from divestiture of the gas systems can reasonably by assumed to have increased over time. Nor does the incorporation of Entergy into the Merged Company utility system affect the analysis of whether the Entergy gas systems can be retained under Section 11(b)(1) following the Merger.

            Moreover, the SEC Staff noted in the 1995 Report that, in a competitive utility environment, any loss of economies threatens a utility's competitive position and even a "small" loss of economies could render a utility vulnerable to significant erosion of its competitive position. Thus, since the 1993 Order, the Commission has developed its analysis of these issues significantly. Most recently, the Commission has held that when making system retention determinations under section 11(b)(1), it will no longer require an analysis of historical ratios of increased operating expenses resulting from system divestiture viewed in light of guidelines established in Engineers Public Service. CP&L Energy, supra at n. 40. The Commission now recognizes "that in today's gas and electric industries, increased expenses of separate operation may be compounded by a loss of competitive benefits that would flow from the ownership of combined gas and electric properties." Id. It has thus determined that a combined gas and electric company's competitive position would suffer if were unable to continue its combined operations as the electric and gas industries converge into a single comprehensive energy industry, and it has recognized "that significant economies and competitive advantages inhere in the ownership of both gas and electric operations." CP&L Energy, supra and sources cited therein at n. 45.

            B.    Same State or Adjoining States

            The retention of Entergy gas systems does not raise any issue under Section 11(b)(1)(B) of the Act. The Commission has paraphrased Clause B as follows: "All of such additional systems are located in a state in which the single integrated public utility operates, or in states adjoining such a state, or in a foreign country contiguous thereto." Engineers Public Service Co., Holding Co. Act Release No. 2897 (July 23, 1941), rev'd on other grounds, 138 F.2d 936 (D.C. Cir. 1943), vacated as moot, 332 U.S. 788
(1947). Entergy's gas systems are located entirely within the state of Louisiana and, as such, the requirement that the additional system be located in one state or adjoining states is satisfied.

            C.    Localized Management, Efficient Operation, and Effective
                  Regulation

            Finally, retention of the Entergy gas systems as additional integrated systems raises no issues under Section 11(b)(1)(C) of the Act. Entergy's gas systems already are incorporated into the Entergy system and, after the Merger, the management of the gas systems will remain unchanged. The operation of the Entergy gas systems in no way will impair the economic operation of the post- Merger electric system and, in fact, provides substantial benefits. Retention of the gas systems also will not affect the regulation of the post-Merger system since Entergy's gas operations will remain subject to regulation by the Louisiana PSC.

            Thus, Entergy's gas operations qualify as additional integrated systems under Section 11(b)(1) and the Merged Company should be permitted to retain those systems.

      2.    Non-Utility Businesses

            The Commission has long interpreted the provisions of Section 11 to require the existence of an operating or functional relationship between the utility operations of the registered holding company and its non-utility activities. See, e.g., Michigan Consolidated Gas Co., Holding Co. Act Release No. 16763 (June 22, 1970), aff'd, 444 F.2d 913 (D.C. Cir.
1971). As demonstrated by the adoption of Rule 58, however, the Commission increasingly has responded to developments in the utility industry by expanding its concept of a functional relationship. See Exemption of Acquisition by Registered Public-Utility Holding Companies of Securities of Non-Utility Companies Engaged in Certain Energy- Related and Gas-Related Activities, Holding Co. Act Release No. 26667 (Feb. 14, 1997).

            The non-utility businesses of Entergy are described in Entergy's Annual Report on Form U5S, File No. 001-11299, filed Apr. 28 2000 (attached hereto as Exhibit H-2) and in periodic reports filed with the Commission pursuant to Rule 24. As a registered holding company, Entergy's existing non-utility businesses each have an operating or functional relationship with Entergy's utility operations and, thus, retention of these businesses by the Merged Company raises no issues under the Act. The non-utility businesses of FPL Group are described in Exhibit H- 1, attached hereto. The retention of those FPL Group non-utility businesses that have an operating or functional relationship to the post-Merger system's utility operations, as demonstrated in Exhibit H-1, similarly raises no issues under the Act.

                        (b)   Section 11(b)(2) - Structure and Voting Power

            The Merger will satisfy the requirements of Section 11(b)(2), as incorporated by Section 10(c)(1).

            Section 11(b)(2) further directs the Commission:

      To require . . . that each registered holding company, and each subsidiary company thereof, shall take such steps as the Commission shall find necessary to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system. In carrying out the provisions of this paragraph the Commission shall require each registered holding company (and any such company in the same holding company system with such holding company) to take such action as the Commission shall find necessary in order that such holding company shall cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company. Except for the purpose of fairly and equitably distributing voting power among the security holders of such company, nothing in this paragraph shall authorize the Commission to require any change in the corporate structure or existence or any company which is not a holding company, or of any company whose principal business is that of a public-utility company.

            Section 11(b)(2) thus prohibits a subsidiary of a holding company from having a subsidiary that is a holding company - thus causing the top holding company to be a "great grandfather" of a public utility company. Following the Merger, the Merged Company will be a "great-grandfather" by reason of Entergy's ownership of GSU, which is in turn a holding company which owns GSG&T, a public utility company under the Act.27 Section 11(b)(2) also generally proscribes corporate structures which are "unduly or unnecessarily" complicated. It is thus necessary to determine that the continued existence of Entergy and FPL Group as intermediate holding companies, and/or the continued existence of GSG&T, will not violate the standards of Section 11(b)(2). The Applicants maintain that any apparent holding company system complexity resulting from retaining Entergy, FPL Group, and GSG&T is justified by the economic efficiencies to be achieved through their retention. Further, retaining these companies will not create an unfair or inequitable distribution of voting power.
--------
27 As noted in Item 1.A.2.e above, subject to regulatory approval of, among others, the Commission, Entergy Gulf States proposes to restructure its business, on a corporate basis, to meet state requirements. The filing with the Commission for approval of this restructuring may propose the creation of one or more intermediate public utility holding companies for tax or regula tory reasons. As will be shown in that filing, Entergy believes that the use of intermediate public utility holding companies, under these circumstances, is consistent with other recent Commission precedent. See, e.g., NGG, plc, supra; Exelon, supra.

            The Commission has in the past recognized the need to retain multiple tiers in registered holding company systems in order to achieve economic and tax efficiencies that would be unavailable absent such arrangements. See, e.g., West Penn Railways Co., Holding Company Act Release No. 953 (Jan. 3, 1938) (hereinafter West Penn) (expressly authorizing the continued existence of an intermediate holding company); West Texas Utilities Co., Holding Co. Act Release No. 4068 (Jan. 25, 1943) (hereinafter West Texas Utilities) (reserving jurisdiction under Section 11(b)(2) in connection with acquisition that resulted in the creation of a "great grandfather" company); NGG, plc, supra (finding that it was appropriate to "look through" intermediate holding companies used to avoid loss of certain U.K. tax relief and to minimize certain taxes); AEP/CSW, supra (maintenance of intermediate holding company for an eight year post-merger period justified by substantial tax savings). In each of these matters, the Commission concluded that the economic benefits associated with the additional corporate layers in the holding company system outweighed the potential for a recurrence of the financial abuses that the Act was intended to eliminate. See West Penn, supra ("The substantial traction interests of the West Penn Railways Company make it impractical, from a financial standpoint, to eliminate it as a separate corporation."); West Texas Utilities, supra (noting likely bankruptcy of acquired company in the event transaction not approved); NGG, plc, supra (finding that retention of intermediate holding companies was appropriate to avoid loss of U.K. tax relief for foreign taxes paid on profits repatriated to the U.K. and to minimize taxes on the repatriation of foreign subsidiary profits); Energy East, supra (approving retention of intermediate holding companies to preserve structural, financial, and tax benefits).

            The continued existence of Entergy and FPL Group will preserve various tax, structural and financial benefits that would be lost if the companies were eliminated. In particular, the Merger was structured as a tax-free transaction. Each of the mergers of FPL Group and Entergy, respectively, with the WCB Holding subsidiaries will constitute a tax-free transaction governed by Section 351 of the Internal Revenue Code in that no gain or loss will be recognized by either FPL Group, Entergy, WCB Holding, or the holders of FPL Group Common Stock and Entergy Common Stock. Further, if Entergy were required to be dissolved following the Merger, it would lose significant tax loss carryforwards that could be utilized to the benefit of the Merged Company's system. Entergy, which is domiciled in Louisiana, has substantial state net operating loss carryforwards. If Entergy were liquidated into WCB Holding, the Entergy net operating losses would expire unutilized. The continued existence of Entergy post-Merger closing will allow for the potential utilization of these tax benefits. Additionally, the liquidation of Entergy would cause adverse tax consequences due to the Texas PUC's requirements regarding the corporate restructuring of Entergy Gulf States.28 Likewise, pursuant to FERC order, both Entergy and FPL Group are required to transfer their transmission assets to an RTO. The liquidation of either Entergy or FPL Group may adversely affect the tax consequences of these restructurings as well. Accordingly, the continued existence of FPL Group and Entergy serves a useful function in the Merged Company system by facilitating appropriate tax treatment and by preserving potentially significant tax savings.
--------
28 The business separation plan of Entergy Gulf States contemplates Entergy's continued existence for a period of years following the implementation of the reorganization and, thus, the near-term liquidation of Entergy may cause adverse tax consequences.

            In addition to these tax benefits, the continued existence of FPL Group and Entergy also will ensure maintenance of benefits associated with existing financing and support arrangements. For instance, FPL Group Capital currently has outstanding approximately $1.4 billion in debentures that have the benefit of a guarantee from FPL Group. Certain series of such debentures do not mature until June 1, 2009 and may not be economically redeemable prior to that date. If FPL Group were to be dissolved following the Merger, these debentures may have to be redeemed and new debt issued, which could result in increased costs. FPL Group Capital also has outstanding guarantees for the benefit of certain non-utility businesses that are supported by the guarantee of FPL Group, which guarantees currently are not intended to be assumed by WCB Holding.

            Pursuant to various Commission Orders, Entergy likewise has provided parent support to System Energy, the owner and operator of Grand Gulf nuclear plant, in the form of a Capital Funds Agreement. See Middle South Utilities, Inc. et. al., Holding Co. Act Release No. 18437 (June 4,
1974); Middle South Utilities, Inc. et. al., Holding Co. Act Release Nos. 20090 and 20091 (June 4, 1977). There are certain outstanding series of System Energy First Mortgage Bonds and letters of credit for the equity portion of the Grand Gulf sale/leaseback financing, which have received the benefit of an assignment of the Capital Funds Agreement. The requirement of liquidation of Entergy would necessitate a restructuring of support arrangements for System Energy approved by FERC and SEC. Entergy also has outstanding a short-term debt facility and guarantees in support of its non-utility businesses, which obligations currently are not intended to be assumed by WCB Holding. In sum, keeping Entergy and FPL Group within the corporate structure will preserve the economic benefits of these outstanding financing arrangements.

            Maintaining Entergy and FPL Group as intermediate holding companies within the Merged Company system will not implicate the abuses which Congress sought to remedy by way of Section 11(b)(2) - namely, the complex pyramiding of holding companies between the parent company and the operating companies, and the issuance at each structural level of different classes of debt or stock with unequal voting rights. See, e.g., Vermont Yankee Nuclear Power Corp, Holding Co. Act Release No. 15958 (February 6,
1968), rev'd and remanded on other grounds, Municipal Elec. Ass'n v. SEC , 413 F.2d 1052 (D.C. Cir. 1969). Voting power is equitably and fairly distributed among the security holders of each of Entergy and FPL Group and their subsidiaries, and as noted the two companies would be retained solely to maintain efficiencies and savings. While at this time the continuation of Entergy and FPL Group as intermediate holding companies clearly provides important benefits as discussed above, it is possible that the Merged Company's corporate structure may be modified in the future. Applicants propose to maintain Entergy and FPL Group for a period of up to seven years after the Merger is consummated. The Merged Company will file a post-effective amendment with the Commission to request an order extending such seven-year period if it appears necessary or desirable to do so. See Energy East, supra.

            The retention of GSG&T similarly will preserve benefits that would be lost if the company were eliminated. GSG&T is a wholly-owned subsidiary of Entergy Gulf States. It owns the Lewis Creek Generating Plant, which it leases to Entergy Gulf States. Entergy Gulf States' predecessor, Gulf States Utility Company, transferred the Lewis Creek facility to GSG&T in order to release it from the lien of the Gulf States Utility Company mortgage indenture. This transfer, which took place on June 25, 1987, allowed the Lewis Creek facility to serve as collateral for a $65 million bank credit facility. The Texas PUC approved the transfer on August 30, 1989. Gulf States Util. Co., 15 Tex. P.U.C. Bull. 745 (Aug. 30, 1989)
(adopting Examiners Report in Docket No. 7577). In that order, the Texas PUC found that the transaction was a financial device that did not impact Gulf States Utility Company's operations or ratepayers and was thus in the public interest. See Examiners Report in Public Utility Commission of Texas Docket No. 7577.

            The Applicants believe that retention of GSG&T is appropriate in that it continues to provide financial flexibility without creating additional risk for investors and ratepayers. Specifically, the existence of GSG&T grants Entergy Gulf States additional flexibility in connection with debt financing and provides significant value as a means for Entergy Gulf States to secure other obligations incurred in the course of operating its utility business. Further, the costs associated with maintaining GSG&T are minimal, and GSG&T could not be a means by which the Merged Company would diffuse control of a subsidiary. GSG&T's primary purpose is to facilitate issuance of debt, an end that the relevant State commission found to be in the public interest. Its retention will not result in any unfair or inequitable distribution of voting power among security holders, as Entergy, Entergy Gulf States and GSG&T all will be wholly-owned, directly or indirectly, by the Merged Company. Moreover, both the Merged Company and Entergy will be fully regulated registered holding companies. Accordingly, the Applicants submit that GSG&T's continued existence is consistent with the policies underlying the Act and that the Commission under Sections 2(a)(7) and 2(a)(8) should thus "look through" the relationship between Entergy Gulf States and GSG&T for purposes of Section 11(b)(2) and find that any apparent complexity introduced by this relationship is neither undue nor unnecessary.

            b.    Section 10(c)(2).

            Section 10(c)(2) further requires that the Commission not approve an acquisition unless "the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system." Because the Merger is expected to result in substantial cost savings and synergies, it will tend toward the economical and efficient development of the post-Merger system.

            The Merger will produce economies and efficiencies more than sufficient to satisfy the requirements of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See NGG, plc, supra; AEP, supra. As the Commission has noted, while some benefits cannot be precisely estimated, they nonetheless may be considered for purposes of Section 10(c)(2): "specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior, supra. In addition, benefits realized by an acquisition need not be immediate. As the Commission has stated, "the underlying advantages of affiliation should be assessed on a long-term basis." WPL Holdings, Holding Co. Act Release No. 25377 (Sep. 18, 1991), citing AEP, supra ("Some of the anticipated savings may not immediately happen .... Yet the underlying economic advantages [of the affiliation] remain.").

            The Applicants estimate the nominal dollar value of synergies from the Merger to be in excess of $1.7 billion per year over a 10-year period, with additional savings realized in years beyond. These expected savings will meet or exceed the anticipated savings in an number of recent acquisitions approved by the Commission. See, e.g., WPL Holdings, Holding Co. Act Release No. 26856 (Apr. 14, 1998) (expected savings of $680 million over ten years); Conectiv, supra (expected savings of $500 million over ten years); Ameren, supra (expected savings of $686 million over ten years).

            The Applicants anticipate opportunities for savings as a result of, among other things, (i) labor savings through the consolidation of functions, the elimination of duplicative activities, and the realization of combined productivity efficiencies, (ii) nonlabor savings through the consolidation of overlapping or duplicative programs and expenses, including advertising, benefits administration, insurance, information services, facilities, vehicles, and research and development, and (iii) non-fuel purchasing economies through the combined procurement of material and services.

            In addition to these benefits, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. First, the combined company will be able to meet more effectively the challenges of the increasingly competitive environment in the utility industry than either FPL Group or Entergy standing along. See WPL Holdings, Inc., Holding Co. Act Release No. 25096 (May 25, 1990) (benefits supporting Section 10(c)(2) finding include "[a] structure that could more effectively address the growing national competition in the energy industry, refocus various utility activities, facilitate selective diversification into non- utility business . . . and provide additional flexibility for financing . . ."). In particular, the Merger will create the opportunity for strategic, financial, and operational benefits for customers in the form of lower rates over the long term and for shareholders in the form of greater financial strength and financial flexibility. Second, the combined post-Merger system will be able to draw on a larger and more diverse senior-level management to lead the new company forward in an increasingly competitive environment for the delivery of energy and should be better able to attract and retain the most qualified employees. Finally, the combined system will be larger and more diverse than either of FPL Group or Entergy as independent entities. This increased geographical diversity will mitigate the risk of changes in economic, competitive or climatic conditions in any given sector of the combined service territory.

      3.    Section 10(f).

            To approve an acquisition, the Commission also is required, under Section 10(f), to find that the acquisition has complied with all applicable state laws. The Merger is conditioned expressly on receipt of all required regulatory approvals. The Applicants have filed, or intend to file, applications with the FERC, the NRC, the Arkansas PSC, the Louisiana PSC, the Council of the City of New Orleans, the Mississippi PSC, and the Texas PUC, as well as filings pursuant to the HSR Act. When these approvals and/or orders regarding these applications and filings have been received, the Merger will comply with Section 10(f).

B.    Financing in Connection with the Merger

            Applicants also seek authorization and approval under Sections 6 and 7 of the Act and the Commission's rules thereunder for WCB Holding to affect the Merger-related financing, and financing on an interim basis for working capital requirements and the issuance of securities to consummate the Merger and for stock- based plans, as more fully described in Item 1 above, to the extent authorization or approval of such issuance of stock or short-term debt is required.


C.    Arrangements for Provision of Services and Related Authorizations

            In addition, Applicants request authorization and approval under Section 13 of the Act and the Commission's rules thereunder for Entergy Services, Entergy Enterprises, and Entergy Operations to be dividended up and become first- tier subsidiaries of the Merged Company, and for the service-related transactions described more fully above in Item 1, including related exemptions from "at-cost" pricing. See, e.g., Energy East, Holding Co. Act Release No. 27248 (Oct. 13, 2000). Applicants also request authorization and approval under Section 12(b) and the Commission's rules thereunder for WCB Holding to guarantee to FPL certain obligations of WCB Operations and to assume Entergy's obligations with respect to guarantees issued to the Entergy Nuclear Plant Owners on behalf of WCB Operations, as described more fully in Item 1 above.


D.    Post-Registration Financing

            Finally, the Applicants also will request authorization and approval by the Commission with respect to merged-system financing arrangements in an additional application/declaration to be filed shortly.


Item 4.           Regulatory Approval.

            In addition to required Commission approvals, the following have jurisdiction over the Merger: the FERC, the NRC, the Arkansas PSC, the Louisiana PSC, the New Orleans City Council, the Mississippi PSC, and the Texas PUC.29 In addition, the Merger is subject to the requirements of the HSR Act and the rules and regulations promulgated thereunder, which provide that certain acquisition transactions may not be consummated until certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and until certain waiting periods have been terminated or have expired.


--------
29 Florida law does not require the Merger be approved by the Florida PSC. Nonetheless, the Florida PSC has extensive authority to consider and address the effects of the Merger on FPL and its customers and, to that end, the Florida PSC currently is reviewing the Merger's effects in Docket No. 001148-EI.


Item 5.     Procedure.

            The Applicants respectfully request that the Commission issue and publish not later than March 1, 2001, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than March 31, 2001, by which comments may be entered and a date not later than September 1, 2001, as a date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

            The Applicants submit that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Merger. The Division of Investment Management may assist in the preparation of the Commission's decision. The Applicants further request that there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.     Exhibits and Financial Statements.

      a.    Exhibits.

A-1 Restated Articles of Incorporation of FPL Group dated December 31, 1984, as amended through December 17, 1990 (Exhibit 4(a) to
      Post-Effective Amendment No. 5 to Form S-8, File No. 33-18669, and incorporated herein by reference)*

A-2 Amendment to FPL Group's Restated Articles of Incorporation dated June 27, 1996 (Exhibit 3 to Form 10-Q for the quarter ended June 30, 1996, File No.
      1-8841, and incorporated herein by reference)*

A-3   Amended By-Laws of FPL Group

A-4 Certificate of Incorporation of Entergy (Exhibit A-1(a) to Rule 24 Certificate, File No. 70-8059, and incorporated herein by reference)*

A-5 By-Laws of Entergy (Exhibit 4.2 to Form S-8, File No. 333-75097, filed Mar. 26, 1999, and incorporated herein by reference)*


A-6 Form of Certificate of Incorporation of WCB Holding (Exhibit A to Annex A to Exhibit C-1 hereto)*

A-7 Form of By-Laws of WCB Holding (Exhibit B to Annex A to Exhibit C-1 hereto)*

B-1   Agreement and Plan of Merger (Annex A to Exhibit C-1 hereto)*

B-2   System Integration Agreement*

B-3   Form of WCB Services Agreement**

B-4   Form of WCB Enterprises Agreements**

B-5   Form of WCB Operations Operating Agreement**

B-6   Form of WCB Holding Guarantee Agreement**

B-7   Form of WCB Operations Support Agreement**

B-8   Form of WCB Operations Switchyard Agreement**

C-1 Joint Proxy Statement/Prospectus of FPL Group and Entergy (Form S-4, Registration No. 333-44522, filed Nov. 3, 2000, and incorporated herein by reference)*

D-1   Application to the FERC**

D-2   Application to the NRC**

D-3   Application to the Arkansas PSC**

D-4   Application to the Louisiana PSC**

D-5   Application to the New Orleans City Council**

D-6   Application to the Mississippi PSC**

D-7   Application to the Texas PUC**

E-1   Map of FPL Service Territory*

E-2   Map of Entergy Service Territory*

E-3   Map of FPL Transmission System*

E-4   Map of Entergy Transmission System*

E-5   Organizational Chart of FPL Group

E-6   Organizational Chart of Entergy

E-7   Organizational Chart of the Merged Company

F-1   Preliminary Opinion of Counsel**

F-2   Past-Tense Opinion of Counsel**

G-1 FPL Group's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 1-8841, filed March 2, 2000, and incorporated herein by reference)*

G-2 FPL Group's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 1-8841, filed April 28, 2000, and incorporated herein by reference)*

G-3 FPL Group's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (File No. 1-8841, filed August 2, 2000, and incorporated herein by reference)*

G-4 FPL Group's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (File No. 1-8841, filed November 13, 2000, and incorporated herein by reference)*

G-5 FPL Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2000**

G-6 Entergy's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 1-11299, filed March 15, 2000, and incorporated herein by reference)*

G-7 Entergy's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 1-11299, filed May 12, 2000, and incorporated herein by reference)*

G-8 Entergy's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (File No. 1-11299, filed August 8, 2000, as amended Aug 11, 2000, and incorporated herein by reference)*

G-9 Entergy's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (File No. 1-11299, filed November 13, 2000, and incorporated herein by reference)*

G-10 Entergy's Annual Report on Form 10-K for the fiscal year ended December 31, 2000**

H-1   Retention Analysis for FPL Group Nonutility Companies

H-2 Entergy's Annual Report on Form U5S for the year ended December 31, 1999 (File No. 001-11299, filed Apr. 28, 2000, and incorporated herein by reference)*

I-1 Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (Annex B to Exhibit C-1 hereto)*

I-2 Opinion of Morgan Stanley & Co. Incorporated (Annex C to Exhibit C-1 hereto)*

I-3   Opinion of J.P. Morgan Securities Inc. (Annex D to Exhibit C-1 hereto)*

J-1   Proposed Form of Notice

K-1   Existing FPL Group Service Arrangements

*  Previously filed
**To be filed by amendment

      b.    Financial statements.

FS-1 FPL Group Consolidated Balance Sheet as of December 31, 1999 (previously filed with the Commission in FPL Group Annual Report on Form 10-K for the year ended December 31, 1999 (Exhibit G-1 hereto))*

FS-2 FPL Group Consolidated Balance Sheet as of March 31, 2000 (previously filed with the Commission in FPL Group Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (Exhibit G-2 hereto))*

FS-3 FPL Group Consolidated Balance Sheet as of June 30, 2000 (previously filed with the Commission in FPL Group Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (Exhibit G-3 hereto))*

FS-4 FPL Group Consolidated Balance Sheet as of September 30, 2000 (previously filed with the Commission in FPL Group Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (Exhibit G-4 hereto))*

FS-5  FPL Group Consolidated Balance Sheet as of December 31, 2000**

FS-6 FPL Group Consolidated Statement of Income for the 12 months ended December 31, 1999 (previously filed with the Commission in FPL Group Annual Report on Form 10-K for the year ended December 31, 1999 (Exhibit G-1 hereto))*

FS-7 FPL Group Consolidated Statement of Income for the 3 months ended March 31, 2000 (previously filed with the Commission in FPL Group Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (Exhibit G-2 hereto))*

FS-8 FPL Group Consolidated Statement of Income for the 3 months ended June 30, 2000 (previously filed with the Commission in FPL Group Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (Exhibit G-3 hereto))*

FS-9 FPL Group Consolidated Statement of Income for the 3 months ended September 30, 2000 (previously filed with the Commission in FPL Group Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (Exhibit G-4 hereto))*

FS-10 FPL Group Consolidated Statement of Income for the 12 months ended
      December 31, 2000**

FS-11 Entergy Consolidated Balance Sheet as of December 31, 1999
      (previously filed with the Commission in Entergy Annual Report on Form 10-K for the year ended December 31, 1999 (Exhibit G-6 hereto))*

FS-12 Entergy Consolidated Balance Sheet as of March 31, 2000 (previously filed with the Commission in Entergy Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (Exhibit G-7 hereto))*

FS-13 Entergy Consolidated Balance Sheet as of June 30, 2000 (previously filed with the Commission in Entergy Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (Exhibit G-8 hereto))*

FS-14 Entergy Consolidated Balance Sheet as of September 30, 2000
      (previously filed with the Commission in Entergy Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (Exhibit G-9 hereto))*

FS-15 Entergy Consolidated Balance Sheet as of December 31, 2000**

FS-16 Entergy Consolidated Statement of Income for the 12 months ended
      December 31, 1999 (previously filed with the Commission in Entergy Annual Report on Form 10-K for the year ended December 31, 1999 (Exhibit G-6 hereto))*

FS-17 Entergy Consolidated Statement of Income for the 3 months ended March
      31, 2000 (previously filed with the Commission in Entergy Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (Exhibit G-7 hereto))*

FS-18 Entergy Consolidated Statement of Income for the 3 months ended June
      30, 2000 (previously filed with the Commission in Entergy Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (Exhibit G-8 hereto))*

FS-19 Entergy Consolidated Statement of Income for the 3 months ended
      September 30, 2000 (previously filed with the Commission in Entergy Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (Exhibit G-9 hereto))*

FS-20 Entergy Consolidated Statement of Income for the 12 months ended
      December 31, 2000**

FS-21 Pro Forma Combined Financial data for FPL Group and Entergy
      (previously filed with the Commission in Form S-4, Registration No. 333-44522, filed November 3, 2000, and incorporated herein by reference)*

*  Previously filed
**To be filed by amendment


Item 7.     Information as to Environmental Effects.

            The Merger will not involve major federal action significantly affecting the quality of the human environment as those terms are used in
Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C.
Section 4321 et seq. ("NEPA"). First, no major federal action within the meaning of NEPA is involved Second, consummation of the Merger will not result in changes in the operations of FPL Group, Entergy or their respective subsidiaries that would have any significant impact on the environment. To the Applicants' knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.



                             SIGNATURES

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this pre-effective Amendment No. 1 to their Application/Declaration on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.


WCB HOLDING CORP.


By:    /s/ Dennis P. Coyle                    Date: February 23, 2001
    -------------------------------------

Name:  Dennis P. Coyle
Title: Vice President and Secretary




FPL GROUP, INC.


By:    /s/ Dennis P. Coyle                    Date: February 23, 2001
    --------------------------------------

Name:  Dennis P. Coyle
Title: General Counsel and Secretary



FLORIDA POWER & LIGHT COMPANY


By:    /s/ Dennis P. Coyle                    Date: February 23, 2001
    --------------------------------------

Name:  Dennis P. Coyle
Title: General Counsel and Secretary



                                 SIGNATURES

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this pre-effective Amendment No. 1 to their Application/Declaration on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.


ENTERGY CORPORATION
ENTERGY ARKANSAS, INC.
ENTERGY GULF STATES, INC.
ENTERGY LOUISIANA, INC.
ENTERGY MISSISSIPPI, INC.
ENTERGY NEW ORLEANS, INC.
ENTERGY SERVICES, INC.


By:    /s/ Michael G. Thompson                Date: February 23, 2001
    -----------------------------------

Name:  Michael G. Thompson
Title: Senior Vice President,
       General Counsel, and Secretary




ENTERGY OPERATIONS, INC.
ENTERGY ENTERPRISES, INC.
SYSTEM ENERGY RESOURCES, INC.


By:    /s/ Steven C. McNeal                   Date: February 23, 2001
    --------------------------------------

Name:  Steven C. McNeal
Title: Vice President and Treasurer